Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

NOBLE FINCO LIMITED,

NOBLE CORPORATION,

NOBLE NEWCO SUB LIMITED,

and

THE DRILLING COMPANY OF 1972 A/S

Dated as of November 10, 2021

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-ii-

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Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

Exhibits

Exhibit A	Form of Company Undertaking
Exhibit B	Form of Parent Voting Agreement
Exhibit C	Plan of Merger
Exhibit D	Conditions to the Offer
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Relationship Agreement
Exhibit G	Form of Topco Amended Articles
Exhibit H	Joint Taxation Arrangements
Exhibit I	Transaction Announcement
Exhibit J	Investor Presentation
Exhibit K	(Confidential)

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THIS BUSINESS COMBINATION AGREEMENT, dated as of November 10, 2021 (this “Agreement”), by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales with registered number 12958050 and an indirect wholly owned subsidiary of Parent (as defined below) (“Topco”), Noble Corporation, a Cayman Islands exempted company with registered number 368504 (“Parent”), Noble Newco Sub Limited, a Cayman Islands exempted company with registered number 382680 and direct wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company with registration number 40404716 (the “Company”). Capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, each of the Boards of Directors of Topco, Parent and the Company has approved, and has deemed it advisable and in the best interests of such company and its shareholders, to consummate the merger provided for herein, by way of (i) a merger under the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) of Parent with and into Merger Sub (the “Parent Merger”), with Merger Sub continuing as the surviving entity and a direct wholly owned subsidiary of Topco (sometimes referred to in such capacity as the “Parent Merger Surviving Entity”), pursuant to which each issued and outstanding Parent Share (as defined below) shall be converted into the right to receive one Topco Share (as defined below) (the “Parent Exchange Ratio”), and (ii) (x) a voluntary tender exchange offer made by Topco to the Company Shareholders (as defined below) where each issued and outstanding Company Share (as defined below), other than the Company Shares owned by the Company, shall be exchanged for 1.6137 Topco Shares (the “Company Exchange Ratio”), listed on NYSE and Nasdaq at the time of exchange, (y) the opportunity for each of the Company Shareholders to elect to receive an amount of cash in lieu of their entitlement to certain Topco Shares as set forth in Section 3.1(b) (the “Cash Election”) (the “Offer”), and (z) upon consummation of the Offer, if more than 90% of the issued and outstanding Company Shares are acquired by Topco, a compulsory purchase of any Company Shares not exchanged in the Offer (the “Minority Shares”) by Topco for Topco Shares or cash under Danish Law (the “Compulsory Purchase”).

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance (as defined below) and the Offer, are advisable, fair to and in the best interests of Parent and the Parent Shareholders (as defined below), (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, and (iii) resolved to recommend that the Parent Shareholders approve the Parent Merger and the Topco Share Issuance and directed that such matters be submitted for consideration by the Parent Shareholders at the Parent Meeting (as defined below).

WHEREAS, the Board of Directors of Topco (the “Topco Board”) has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, are in the best interests of Topco and its sole shareholder, (ii) approved the execution, delivery and performance of this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, and (iii) resolved to recommend that its sole shareholder approve the Topco Share Issuance and the Compulsory Purchase, if any, and directed that such matters be submitted for consideration by such sole shareholder;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) determined that the terms of the Offer and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Offer and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Company Shares to Topco in the Offer;

WHEREAS, as a condition and inducement to the parties’ willingness to enter into this Agreement, APMH Invest (as defined below) will execute and deliver an irrevocable undertaking in the form of Exhibit A (collectively, the “Company Undertaking”), on the date of this Agreement, providing a commitment from APMH Invest to, among other things, tender its Company Shares in the Offer and not to elect for the Cash Election;

WHEREAS, as a condition and inducement to the parties’ willingness to enter into this Agreement, certain Supporting Parent Shareholders will each execute and deliver a voting agreement in the form of Exhibit B attached hereto (collectively, the “Parent Voting Agreements”), on the date of this Agreement, pursuant to which the Supporting Parent Shareholders have agreed to, among other things, vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Parent Merger;

WHEREAS, Merger Sub has made a valid election, effective as of the date of its formation, to be treated as a disregarded entity for U.S. federal (and applicable state and local) income tax purposes;

WHEREAS, on the Closing Date, Topco and APMH Invest will enter into the Registration Rights Agreement (as defined below) governing, with effect from the Closing Date, inter alia registration rights for the benefit of APMH Invest;

WHEREAS, on the Closing Date, Topco, Existing Investor (as defined below) and APMH Invest will enter into the Relationship Agreement (as defined below) governing, with effect from the Closing Date, director nomination rights for each of Existing Investor and APMH Invest;

WHEREAS, for U.S. federal (and applicable state and local) income tax purposes, each of the parties intends that (i) the Parent Merger shall qualify as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code, and (ii) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, each of the parties hereto desires to make certain warranties, covenants and agreements specified herein in connection with this Agreement; and

WHEREAS, Topco is entering into this Agreement, inter alia, for the purposes of raising capital.

NOW, THEREFORE, in consideration of the foregoing and the warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) As used in this Agreement, the following terms have the following respective meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to those contained in the confidentiality provisions of the Confidentiality Agreement.

“Acceptance Time” has the meaning set forth in Section 3.1(g).

“Acquisition Opportunity” means any investment, acquisition, divestiture or other business combination.

“Action” means any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, APMH Invest and its Affiliates, other than the Company and its Subsidiaries, shall not be deemed Affiliates of the Company and its Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position.

“APMH” means A.P. Moller Holding A/S, a company incorporated in Denmark with registration number 25 67 92 88 and whose registered office is at Esplanaden 19, 1263 Copenhagen, Denmark.

“APMH Invest” means APMH Invest A/S, a company incorporated in Denmark with registration number 36 53 38 46 and whose registered office is Esplanaden 50, 1263 Copenhagen, Denmark.

“Benefit Plan” means any compensation or benefit plan, program, agreement or other arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, share option, restricted stock, restricted shares, change in control or transaction, retention, equity or equity-based compensation, stock purchase, share purchase, employee stock or share ownership, severance, separation pay, long service award, vacation, bonus, any payments or benefits received in connection with sale, profits, turnover or performance or which are otherwise variable (other than normal overtime) or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other employee benefit plan or fringe plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject thereto, in each case, whether oral or written, funded or unfunded, or insured or self-insured, tax approved or non-tax approved, other than plans, programmes, agreements or arrangements required under applicable Law or provided by a governmental body.

“Book-Entry Shares” has the meaning set forth in Section 4.1(b).

“Branding Agreement” means the branding agreement entered into between A.P. Møller – Maersk A/S, APMH and the Company dated 2 April 2019.

“Bribery Act” means the United Kingdom Bribery Act 2010, as amended from time to time.

“Bridge Arrangement” means an agreement with one or more third-party sources of debt financing the purpose of which is to refinance, retire, replace or acquire or otherwise permit to remain outstanding all or part of the obligations under the Company Debt Documents whether through an agreement to acquire or assume any existing commitments or loan or other credit participations outstanding under any Company Debt Document or any retirement, repayment, replacement or refinancing of any such obligations.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York, Houston, Texas, London, England or Denmark are authorized or required by law or executive order to be closed.

“Cash Election” has the meaning set forth in the Recitals.

“Cash Election Shares” means the number of Company Shares exchanged in the Offer for cash pursuant to Section 3.1(b).

“Cayman Companies Act” has the meaning set forth in the Recitals.

“Cayman Merger Documents” has the meaning set forth in Section 2.2.

“CERCLA” has the meaning set forth in Section 5.8(c).

“Closing” has the meaning set forth in Section 3.1(g).

“Closing Date” has the meaning set forth in Section 3.1(g).

“CMA” means the United Kingdom Competition and Markets Authority.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto.

“Companies Act” means the UK Companies Act 2006, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Alternative Acquisition Agreement” has the meaning set forth in Section 7.5(a).

“Company Alternative Proposal” means any bona fide written proposal or offer made by any Person other than Parent and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (b) the direct or indirect acquisition by any such Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any such Person of more than twenty percent (20%) of the Company’s equity securities or of the voting power of the outstanding equity securities of the Company, including any tender offer or exchange offer that, if consummated, would result in any such Person beneficially owning twenty percent (20%) or more of the Company’s equity securities or shares with twenty percent (20%) or more of the voting power of the outstanding equity securities of the Company, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

“Company Benefit Plan” means any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries have any liability.

“Company Board” has the meaning set forth in the Recitals.

“Company Book-Entry Shares” has the meaning set forth in Section 4.1(a).

“Company Capitalization Date” has the meaning set forth in Section 5.2(a).

“Company Change of Recommendation” has the meaning set forth in Section 7.5(d).

“Company Debt Documents” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Equity Awards” means the Company RSU Awards.

“Company Equity Plans” means the Maersk Drilling RSU Long-term Incentive Programme 2019 and the Maersk Drilling RSU Long-term Incentive Programme for Executive Management 2019.

“Company Exchange Ratio” has the meaning set forth in the Recitals.

“Company Filing Documents” has the meaning set forth in Section 5.4(a).

“Company Financial Advisor” has the meaning set forth in Section 5.21.

“Company Fleet Report” has the meaning set forth in Section 5.24.

“Company Intervening Event” has the meaning set forth in Section 7.5(d).

“Company Leased Real Property” has the meaning set forth in Section 5.16.

“Company Material Adverse Effect” means any event, change, fact, circumstance, occurrence, development, condition or effect (collectively “Effects”) occurring after the date hereof that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Company Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Company Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which the Company and its Subsidiaries operate, (iv) (A) the negotiation, execution, or delivery of this Agreement or (B) the public announcement, pendency or consummation of the Offer, the Compulsory Purchase, if any, or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners or any litigation relating to the Offer, the Compulsory Purchase, if any, or this Agreement (other than with respect to any warranties of the Company specifically addressing the impact of the Offer, the Compulsory Purchase, if any, or this Agreement on such matters), (v) the identity of Parent or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by the Company or any of its Subsidiaries may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party that: (i) would be a “material contract” of the Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of the Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of USD 5,000,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than USD 5,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock, shares or other equity interests of any Person for aggregate consideration in excess of USD 25,000,000 that has not yet been consummated or pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of USD 5,000,000; or (B) gives any Person the right to acquire any assets of the Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than USD 5,000,000; (vii) is a Contract between any of the Company or any of its Subsidiaries, on the one hand, and any shareholder of the Company holding five percent (5%) or more of the issued and outstanding Company Shares, on the other hand; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants; (x) is a Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to the Company and its Subsidiaries, taken as a whole, or obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the transactions contemplated by this Agreement, will obligate Topco or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party for a product or service that is material to the Company and its Subsidiaries, taken as a whole; or (xi) is a Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their shares, capital stock, partnership interests, membership interests or other equity interests, as the case may be; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.

“Company Nominees” has the meaning set forth in Section 7.18(c).

“Company Owned Real Property” has the meaning set forth in Section 5.16.

“Company Permits” has the meaning set forth in Section 5.7(c).

“Company Policies” has the meaning set forth in Section 5.18.

“Company Real Property” has the meaning set forth in Section 5.16.

“Company Recommendation” has the meaning set forth in Section 3.1(a).

“Company RSU Awards” means each award of restricted share units representing the right to receive Company Shares, or value based on the value of Company Shares, granted under the Company Equity Plans.

“Company Share” means a share of nominal value DKK 10 each held in the capital of the Company.

“Company Shareholder” means a holder of Company Shares.

“Company Superior Proposal” means a written Company Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Company Alternative Proposal being treated as references to “fifty percent (50%)” for these purposes) which did not result from or arise directly in connection with any material breach of Section 7.5, that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Company Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Company Alternative Proposal, and all legal, financial and regulatory aspects of such Company Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Parent in response to such Company Alternative Proposal, to be more favorable to holders of Company Shares than the transactions contemplated by this Agreement.

“Company Termination Fee” means an amount equal to USD 15,000,000.

“Company Undertakings” has the meaning set forth in the Recitals.

“Company Warranties” means each of the warranties made by the Company set forth in Article 5.

“Compulsory Purchase” has the meaning set forth in the Recitals.

“Compulsory Purchase Consideration” has the meaning set forth in Section 3.2(a)(ii).

“Confidentiality Agreement” has the meaning set forth in Section 7.4(b).

“Consent Arrangement” means (i) any agreements entered into with any lender or lenders under the Company Debt Documents, including as set forth in Section 1.1 of the Company Disclosure Schedule, (ii) any agreements intended to permit the transactions contemplated hereunder entered into with any lender or lenders under the Company Debt Documents after the date of this Agreement and (iii) any formal amendment or waiver of the Company Debt Documents to implement or further document consents provided under (i) or (ii).

“Consideration Adjustment Event” has the meaning set forth in Section 4.1(i).

“Contaminants” has the meaning set forth in Section 5.15(b).

“Continuing Employees” has the meaning set forth in Section 7.11(a).

“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.

“DCA” has the meaning set forth in Section 3.2(a)(ii).

“DFSA” means Danish Financial Supervisory Authority.

“DKK” means the legal currency of Denmark.

“Drilling Unit” means any mobile offshore drilling unit (including without limitation any jack-up rig, semi-submersible rig, or drillship) owned by Parent, the Company or their respective Subsidiaries, as applicable.

“DTC” means the Depository Trust Company.

“Effects” has the meaning set forth in the definition of “Company Material Adverse Effect”.

“End Date” has the meaning set forth in Section 9.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 5.8(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“EU Market Abuse Regulation” has the meaning set forth in Section 5.25.

“EU Prospectus” has the meaning set forth in Section 5.12.

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 4.1(a).

“Exchange Fund” has the meaning set forth in Section 4.1(a).

“Exchange Rate” means, with respect to a particular currency for a particular day, the spot bid rate of exchange for USD into that currency on such date, at the rate quoted by Reuters at 4 p.m. in London on such date.

“Existing Investor” means certain funds and accounts associated with the investment manager, adviser or sub-adviser that is party to the Existing Relationship Agreement.

“Existing Registration Rights Agreements” means each of (i) the Registration Rights Agreement dated as of April 15, 2021 by and among Nectar Finance Company and the holders party thereto, (ii) the Equity Registration Rights Agreement dated as of February 5, 2021, by and among Parent and the holders party thereto and (iii) the Notes Registration Rights Agreement dated as of February 5, 2021 by and among Parent and the holders party thereto.

“Existing Relationship Agreement” means the Relationship Agreement dated February 5, 2021 by and between, among others, Parent and the Existing Investor.

“Expiration Date” has the meaning set forth in Section 3.1(f)(i).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Foreign Direct Investment Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict, regulate or screen foreign direct investments into such jurisdiction or country, including the UK National Security and Investment Act 2021 and the Danish Act on Screening of Certain Foreign Direct Investments, etc. in Denmark (Act no. 842 of 10 May 2021).

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such warranty.

“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries, the generally accepted accounting principles applicable thereto.

“Government Contracts” has the meaning set forth in Section 5.20(a).

“Governmental Entity” has the meaning set forth in Section 5.3(b).

“Hazardous Substance” has the meaning set forth in Section 5.8(e).

“IFRS” means International Financial Reporting Standards as adopted for use in the European Union.

“Indemnified Parties” has the meaning set forth in Section 7.14(a).

“Intellectual Property” has the meaning set forth in Section 5.15(a).

“IT Systems” has the meaning set forth in Section 5.15(b).

“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(b) of the Company Disclosure Letter.

“Law” has the meaning set forth in Section 5.7(a).

“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Acceptance Condition” has the meaning set forth in Section 3.1(c).

“Nasdaq” means Nasdaq Copenhagen.

“Nasdaq Listing Application” has the meaning set forth in Section 5.12.

“NCA” means the Norwegian Competition Authority (Konkurransetilsynet).

“New Plans” has the meaning set forth in Section 7.11(c).

“Non-Required Remedy Action” has the meaning set forth in Exhibit K.

“Notified Party” has the meaning set forth in Section 4.1(j).

“NYSE” means the New York Stock Exchange.

“NYSE Listing Application” has the meaning set forth in Section 5.12.

“Offer” has the meaning set forth in the Recitals.

“Offer Consideration” has the meaning set forth in Section 3.1(b).

“Offer Document” has the meaning set forth in Section 3.1(c).

“Old Plans” has the meaning set forth in Section 7.11(c).

“Order” means any order, judgment, writ, decree or injunction, whether temporary, preliminary or permanent, issued by any court, agency or other Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Acquisition Agreement” has the meaning set forth in Section 7.6(a).

“Parent Alternative Proposal” means any bona fide written proposal or offer made by any Person other than the Company and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Parent, (b) the direct or indirect acquisition by any such Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of Parent and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of Parent’s equity securities or of the voting power of the outstanding equity securities of Parent, including any tender offer or exchange offer that, if consummated, would result in any such Person beneficially owning twenty percent (20%) or more of Parent’s equity securities or shares with twenty percent (20%) or more of the voting power of the outstanding equity securities of Parent, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

“Parent Approvals” has the meaning set forth in Section 6.3(a).

“Parent Benefit Plans” means any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to, by the Parent for the benefit of any current or former employees, officers, directors or consultants of the Parent or its Subsidiaries or with respect to which Parent has any liability.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Book-Entry Shares” has the meaning set forth in Section 4.1(a).

“Parent Capitalization Date” has the meaning set forth in Section 6.2(a).

“Parent Certificates” has the meaning set forth in Section 4.1(a).

“Parent Change of Recommendation” has the meaning set forth in Section 7.5(d).

“Parent Disclosure Letter” has the meaning set forth in Article VI.

“Parent Equity Award” means the Parent Shares issuable pursuant to the terms of awards issued under the Parent Equity Plan.

“Parent Equity Plan” means the Parent 2021 Long-Term Incentive Plan, effective February 18, 2021.

“Parent Exchange Ratio” has the meaning set forth in the Recitals.

“Parent Financial Advisor” has the meaning set forth in Section 6.21.

“Parent Fleet Report” has the meaning set forth in Section 6.27.

“Parent Intervening Event” has the meaning set forth in Section 7.5(d).

“Parent Leased Real Property” has the meaning set forth in Section 6.16.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Parent Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Parent Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which Parent and its Subsidiaries operate, (iv) (A) the negotiation, execution, or delivery of this Agreement or (B) the public announcement, pendency or consummation of the Parent Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners, or any litigation relating to this Agreement or the Parent Merger (other than with respect to any warranties of Parent specifically addressing the impact of the Parent Merger or this Agreement on such matters), (v) the identity of the Company or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by the Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Parent or any of its Subsidiaries may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party that: (i) would be a “material contract” of Parent (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of USD 5,000,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require Parent or any of its Subsidiaries to pay consideration of more than USD 5,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Parent and its Subsidiaries, taken as a whole, the ability of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock, shares or other equity interests of any Person for aggregate consideration in excess of USD 25,000,000 that has not yet been consummated or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of USD 5,000,000; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than USD 5,000,000; (vii) is a Contract between any of Parent or any of its Subsidiaries, on the one hand, and any shareholder of Parent holding five percent (5%) or more of the issued and outstanding Parent Shares, on the other hand; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants; (x) is a Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, or obligates Parent or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the transactions contemplated by this Agreement, will obligate Topco or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; or (xi) is a Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their shares, capital stock, partnership interests, membership interests or other equity interests, as the case may be; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.

“Parent Meeting” has the meaning set forth in Section 7.8.

“Parent Merger” has the meaning set forth in the Recitals.

“Parent Merger Closing” has the meaning set forth in Section 2.6.

“Parent Merger Consideration” has the meaning set forth in Section 2.7(a)(ii).

“Parent Merger Effective Time” has the meaning set forth in Section 2.2.

“Parent Merger Surviving Entity” has the meaning set forth in the Recitals.

“Parent Nominees” has the meaning set forth in Section 7.18(c).

“Parent Owned Real Property” has the meaning set forth in Section 6.16.

“Parent Permits” has the meaning set forth in Section 6.7(c).

“Parent Policies” has the meaning set forth in Section 6.18.

“Parent Real Property” has the meaning set forth in Section 6.16.

“Parent Recommendation” has the meaning set forth in Section 6.3(a).

“Parent RSU Awards” means each award of restricted share units representing the right to receive Parent Shares, or value based on the value of Parent Shares, granted under the Parent Equity Plan.

“Parent SEC Documents” has the meaning set forth in Section 6.4(a).

“Parent Share” has the meaning set forth in Section 6.2(a).

“Parent Shareholder” means a holder of Parent Shares.

“Parent Shareholder Approval” has the meaning set forth in Section 6.23.

“Parent Superior Proposal” means a written Parent Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Parent Alternative Proposal being treated as references to “fifty percent (50%)” for these purposes) which did not result from or arise directly in connection with any material breach of Section 7.5, that the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Parent Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Parent Alternative Proposal, and all legal, financial and regulatory aspects of such Parent Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by the Company in response to such Parent Alternative Proposal, to be more favorable to holders of Parent Shares than the transactions contemplated by this Agreement.

“Parent Termination Fee” means an amount equal to the Company Termination Fee.

“Parent Voting Agreements” has the meaning set forth in the Recitals.

“Parent VWAP” means the volume-weighted average closing price of the Parent Shares for the ten (10) trading days ending on the date two (2) Business Days prior to the publication of the Offer Document.

“Parent Warrant Agreements” means, collectively, (i) the Tranche 1 Warrant Agreement, dated as of February 5, 2021, by and among Parent, Computershare Inc. and Computershare Trust Company, N.A.; (ii) the Tranche 2 Warrant Agreement, dated as of February 5, 2021, by and among Parent, Computershare Inc. and Computershare Trust Company, N.A.; and (iii) the Tranche 3 Warrant Agreement, dated as of February 5, 2021, by and among Parent, Computershare Inc. and Computershare Trust Company, N.A.

“Parent Warranties” means each of the warranties made by Topco, Parent and Merger Sub set forth in Article 6.

“Parent Warrants” means the warrants to purchase Parent Shares issued pursuant to the Parent Warrant Agreements.

“Penny Warrant Agreement” means the Penny Warrant Agreement, dated as of February 5, 2021, by and between Parent, Computershare Inc. and Computershare Trust Company, N.A.

“Penny Warrants” means the warrants to purchase Parent Shares issued pursuant to the Penny Warrant Agreement.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable, the amount or validity of which is being contested in good faith by appropriate proceedings or for which adequate reserves have been established on the relevant Person’s financial statements in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ or other similar Liens arising in the ordinary course of business and consistent with past practice for amounts that are not delinquent and that will be paid in the ordinary course of business, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real

Property which are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, (e) statutory Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries or Parent and its Subsidiaries, (f) Liens that are disclosed on the most recent consolidated balance sheet of the Company or Parent or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (i), would not interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (j), would not materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries, taken as a whole, (k) pledges and Liens to secure the performance of bids, trade contracts, drilling contracts and leases (other than indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (including Liens on cash and cash equivalents to secure letters of credit or bank guarantees issued to support such obligations), (l) Liens arising under a contract over goods, documents of title to and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers in the ordinary course of business, (m) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business and not as a result of any default or omission by the Company or Parent, as applicable, or any of their respective Subsidiaries and (n) Liens for charters or subcharters or leases or subleases.

“Person” means an individual, a corporation, a company, an exempted company, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Plan of Merger” has the meaning set forth in Section 2.2.

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.12.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions.

“Registration Rights Agreement” means the agreement in the form attached hereto at Exhibit E to be entered into on the Closing Date between Topco and APMH Invest governing certain registration rights following the Closing Date.

“Registration Statement” has the meaning set forth in Section 5.12.

“Regulatory Remedy Action” has the meaning set forth in Section 7.12(b).

“Related Parties” has the meaning set forth in Section 1.3.

“Relationship Agreement” means the agreement in the form attached hereto at Exhibit F to be entered into on the Closing Date among Topco, Existing Investor and APMH Invest governing certain director nomination rights following the Closing Date.

“Representatives” means, with respect to a Person, such Person’s investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 16 Information” has the meaning set forth in Section 7.15.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that constitutes a “significant subsidiary” of a Person within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

“Specified Approvals” has the meaning set forth in Section 5.3(b).

“Squeeze-out Period” has the meaning set forth in Section 3.2(a)(ii).

“Subsidiary” means, (i) any corporation, company, partnership, association, trust or other form of legal entity of which more than fifty percent (50%) of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Supporting Parent Shareholders” means certain Parent Shareholders party to the Parent Voting Agreements.

“Takeover Law” has the meaning set forth in Section 5.23.

“Takeover Order” means the DFSA’s Executive Order on Takeover Bids, Executive Order no. 636/2020 (“Bekendtgørelse om Overtagelsestilbud”).

“Tax Return” has the meaning set forth in Section 5.13(g).

“Taxes” has the meaning set forth in Section 5.13(g).

“Temporary Share Certificates” means temporary share certificates representing Topco Shares to be used for settlement purposes if deemed relevant, such temporary share certificates to be issued in a temporary ISIN of Topco and listed on Nasdaq Copenhagen prior to delivery to the Company Shareholders having accepted to tender their Company Shares in the Offer and subsequently automatically exchanged for a corresponding number of Topco Shares issued in the permanent ISIN of Topco and upon such exchange the temporary purchase certificates will cease to exist.

“Termination Date” has the meaning set forth in Section 7.1(a).

“Termination Fees” has the meaning set forth in Section 9.3(f).

“Topco” has the meaning set forth in the Preamble.

“Topco Amended Articles” has the meaning set forth in Section 7.18(b).

“Topco Board” has the meaning set forth in the Recitals.

“Topco Share Issuance” means the issuance by Topco of up to 133,263,973 Topco Shares (as adjusted in accordance with Section 4.1(i)) upon the consummation of the Parent Merger and the Offer.

“Topco Shares” means ordinary shares of a par value of USD 0.00001 each in the capital of Topco.

“Transaction Announcement” has the meaning set forth in Section 7.13.

“Transfer Taxes” has the meaning set forth in Section 7.21(a).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“VAT” means (a) any Tax imposed in compliance with the United Kingdom Value Added Tax Act 1994 or Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other Tax of a similar or equivalent nature, including any value added tax, goods and services tax and/or sales tax, whether imposed in the United Kingdom, Denmark or any other jurisdiction.

“Willful and Material Breach” means a material breach of this Agreement that is the consequence of an intentional act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a breach of this Agreement.

Section 1.2 Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3 Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “USD” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it were drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, for the purposes of this Agreement, with respect to Parent or the Company, the term “Affiliate” or “Representative” shall not include, and no provision of this Agreement shall be applicable to, (i) any investment funds, accounts or companies advised or managed by any equityholder of either Parent or the Company or any Affiliate thereof (“Related Parties”), (ii) the direct or indirect portfolio companies of investment funds, accounts and companies advised or managed by any Related Party or (iii) any of their respective Affiliates.

ARTICLE II

THE PARENT MERGER

Section 2.1 The Parent Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Cayman Companies Act, prior to the Closing Date Parent shall be merged with and into Merger Sub, with Merger Sub continuing as the Parent Merger Surviving Entity in the Parent Merger and the separate existence and legal personality of Parent ceasing as a result of the Parent Merger.

Section 2.2 Effective Time of the Parent Merger. Prior to the Closing Date, Parent and Merger Sub shall file with the Registrar of Companies of the Cayman Islands a plan of merger, substantially in the form of Exhibit C hereto (such plan of merger, together with such other amendments agreed between Parent, Merger Sub and the Company, the “Plan of Merger”), and such documents as may be required in accordance with the applicable provisions of the Cayman Companies Act (collectively, the “Cayman Merger Documents”), each executed in accordance with, and containing such information as is required by, the relevant provisions of the Cayman Companies Act in order to effect the Parent Merger. The Parent Merger shall become effective at such time as the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other, later date and time as is agreed among Topco, Parent and the Company and specified in the Plan of Merger in accordance with the relevant provisions of the Cayman Companies Act (being no later than the ninetieth (90th) day after the date of such registration); provided, that the Parent Merger shall in all cases become effective not later than the day prior to the Closing Date (such date and time is hereinafter referred to as the “Parent Merger Effective Time”).

Section 2.3 Effects of the Parent Merger. The effects of the Parent Merger shall be as provided in this Agreement and in the applicable provisions of and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Parent Merger Effective Time, all of the property, rights, privileges, powers and franchises of Parent and Merger Sub shall vest in the Parent Merger Surviving Entity, and all debts, liabilities and duties of Parent and Merger Sub shall become the debts, liabilities and duties of the Parent Merger Surviving Entity, all as provided under the Cayman Companies Act.

Section 2.4 Organizational Documents of the Parent Merger Surviving Entity. At the Parent Merger Effective Time, the memorandum and articles of association of the Merger Sub as in effect immediately prior to the Parent Merger Effective Time will remain unchanged and will be the memorandum and articles of association of the Parent Merger Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

Section 2.5 Directors and Officers of the Parent Merger Surviving Entity. Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Parent Merger Effective Time shall be the initial directors and officers of the Parent Merger Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.6 Parent Merger Closing. Subject to the continuing satisfaction (or, to the extent permitted by applicable Law, waiver in writing by the Company) of the conditions set forth in Article VIII (other than those conditions that by their terms or nature can only be satisfied at the Parent Merger Closing or the Closing, as applicable), the closing of the Parent Merger (the “Parent Merger Closing”) shall take place at least one day prior to the Closing Date.

Section 2.7 Effect on Securities.

(a) Conversion of Merger Sub and Parent Securities. Subject to the other provisions of this Article II and Article IV, at the Parent Merger Effective Time, by virtue of, and as part of the agreed consideration for, the Parent Merger and without any action on the part of Topco, Parent, Merger Sub, the holder of any Parent Shares or the holder of any shares in the Merger Sub:

(i) the shares of Merger Sub issued and outstanding immediately prior to the Parent Merger Effective Time shall be automatically converted into and become shares of the Parent Merger Surviving Entity and shall (subject to subclause (ii) below) constitute the only outstanding shares of the Parent Merger Surviving Entity;

(ii) other than Parent Shares to be cancelled pursuant to Section 2.7(a)(iii), immediately following the occurrence of the matters contemplated by Section 2.7(a)(i) each Parent Share issued and outstanding immediately prior to the Parent Merger Effective Time shall be automatically converted into and shall thereafter represent the right to receive one newly and validly issued, fully paid and nonassessable Topco Share on the basis of the Parent Exchange Ratio (the “Parent Merger Consideration”) and immediately following such conversion (and any cancellation of the Penny Warrants pursuant to Section 2.7(a)(iv)), the Parent Merger Surviving Entity shall issue 999 shares to Topco in consideration for the issuance by Topco of the Parent Merger Consideration (and any Topco Shares issued pursuant to Section 2.7(a)(iv) in respect of the Penny Warrants) and the Parent Merger Surviving Entity shall procure that its register of members shall be updated to reflect such issuance;

(iii) each Parent Share held by Parent as treasury shares shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto;

(iv) subject to an election by the Parent Board to such effect, each Penny Warrant issued and outstanding immediately prior to the Parent Merger Effective Time shall cease to represent a right to acquire the number of Parent Shares set forth in such Penny Warrant and shall be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the product of (A) the number of Parent Shares underlying such Penny Warrant immediately prior to the Parent Merger Effective Time and (B) the Parent Exchange Ratio;

(v) each Parent Warrant issued and outstanding immediately prior to the Parent Merger Effective Time shall cease to represent a right to acquire the number of Parent Shares set forth in such Parent Warrant and shall be converted automatically into a warrant to acquire a number of Topco Shares equal to the product of (a) the number of Parent Shares underlying such Parent Warrant immediately prior to the Parent Merger Effective Time and (b) the Parent Exchange Ratio; provided that (A) any fractional Parent Shares shall be round to the nearest whole share, with the same terms as were in effect immediately prior to the Parent

Merger Effective Time under the terms of the applicable Parent Warrant Agreement and (B) the parties will use all reasonable endeavours to ensure that the mechanics of the conversion of any Parent Warrant pursuant to this Section 2.7 is carried out in a commercially efficient manner; and

(vi) the share capital of Topco existing immediately prior to the Parent Merger Effective Time shall be redesignated as B ordinary shares as prescribed by the Topco Amended Articles.

(b) Appraisal Rights. No appraisal rights or similar rights shall be available with respect to the Parent Merger.

Section 2.8 Treatment of Parent Equity Awards.

(a) Each Parent RSU Award that is outstanding immediately prior to the Parent Merger Effective Time shall, as of the Parent Merger Effective Time, cease to represent a right to acquire Parent Shares (or value equivalent to Parent Shares) and each of Topco and Parent shall take steps to procure that such Parent RSU Awards are, at the Parent Merger Effective Time, converted into, or substituted for, the right to acquire, on the same terms and conditions as were applicable under the Parent RSU Award (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Parent Shares subject to such Parent RSU Award immediately prior to the Parent Merger Effective Time and (2) the Parent Exchange Ratio; provided that any fractional Parent Shares shall be rounded to the nearest whole share. For the avoidance of doubt, with respect to any Parent RSU Award that is settled into Parent Shares or cash at the Parent Merger Effective Time pursuant to the terms of the Parent Equity Plan or in any award agreement as in effect on the date hereof, such Parent RSU Award will be settled into Parent Shares or cash, as applicable, immediately prior to the Parent Merger Effective Time and any such Parent Shares received in settlement of any Parent RSU Award shall be treated as set forth in Section 2.7.

(b) Prior to the Parent Merger Effective Time, Parent will adopt such resolutions of the Parent Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 2.8.

(c) Topco shall take all corporate action necessary to authorize the allotment and issue of a sufficient number of Topco Shares for delivery with respect to the Parent RSU Awards assumed by it in accordance with this Section 2.8. As of the Closing Date, Topco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Topco Shares subject to such Parent RSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent RSU Awards remain outstanding. With respect to those individuals who subsequent to the Parent Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Topco shall administer the Parent Equity Plan assumed pursuant to this Section 2.8 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

ARTICLE III

THE OFFER

Section 3.1 The Offer.

(a) Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been validly terminated pursuant to Article IX, and subject to (i) to the extent required, Topco’s receipt of a final approval by the DFSA (or any other relevant regulator) (A) of any EU Prospectus required under the EU Prospectus Regulation or any other similar documents or notifications as required under other applicable Laws to announce and make the Offer and subsequently of (B) the Offer Document (as defined herein), (ii) the publication of the recommendation of the Company Board to the Company Shareholders to accept the Offer and tender their Company Shares to Topco in the Offer (the “Company Recommendation”) simultaneously with the publication of the Offer Document, and (iii) the Company or the Company Board or executive management not having entered into a Company Alternative Proposal, Topco shall procure the publication of the EU Prospectus and the Offer Document and commence the Offer.

(b) In the Offer, each Company Share accepted by Topco in accordance with the terms and subject to the conditions of the Offer (including that each Company Shareholder must tender in respect of all, and not just some, Company Shares held by it and excluding any Company Shares subject to a Cash Election) shall be exchanged for newly and validly issued, fully paid and nonassessable Topco Shares on the basis of the Company Exchange Ratio; provided that to the extent that a Company Shareholder makes a Cash Election, it shall receive up to USD 1,000 in cash, payable in DKK (with such amount payable in DKK translated from USD 1,000 at the Exchange Rate on the date two (2) Business Days prior to the publication of the Offer Document) (the “Cash Consideration”), equal to the product of (A) the number of Company Shares subject to the Cash Election, (B) the Company Exchange Ratio and (C) the Parent VWAP; provided, however, that the aggregate Cash Consideration to be paid in the Offer shall not exceed USD 50 million (the “Cash Consideration Cap”) and, to the extent the aggregate Cash Consideration payable to Company Shareholders would exceed the Cash Consideration Cap, the Company Shareholders making a Cash Election shall receive their pro rata portion of cash equal to the Cash Consideration Cap (the Topco Shares and cash payable in the Offer, “Offer Consideration”), subject to the other provisions of this Article III.

(c) The Offer shall be made by means of an offer document approved by the DFSA in accordance with the Takeover Order (the “Offer Document”) that is disseminated to holders of Company Shares pursuant to the Takeover Order and contains, to the extent required by the Takeover Order, the terms and conditions set forth in this Agreement (including Exhibit D). The Offer shall not be made, and the Company Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other Laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by this Agreement. Topco shall take all reasonable endeavours to consummate the Offer, subject to the terms and conditions hereof (including Exhibit D). The obligation of Topco to accept for exchange or, in the case of the Cash Election Shares, cash purchase (and the obligation of Parent to cause Topco to accept for exchange and cash purchase, as applicable) Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to (i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Company Shares that, upon the consummation of the Offer, together with the Company Shares then owned by Topco and Parent (if any) (excluding any treasury shares held by the Company and Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the depositary for the Offer pursuant to such procedures), would represent at least 80% of the then outstanding Company Shares and voting rights of the Company immediately after the consummation of the Offer (the “Minimum Acceptance Condition”); and (ii) the other conditions set forth in Exhibit D.

(d) Subject to the occurrence of the Parent Merger Closing, Topco expressly reserves the right to waive or modify the conditions to the Offer as set forth in clauses (A), (C) to (I) and (K) of Exhibit D, subject to applicable Law, and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding anything to the contrary set forth herein, without the prior written consent of the Company in its sole discretion, Topco may not (and Parent shall not permit Topco to) (i) waive the Minimum Acceptance Condition (other than the percentage included therein, which may be lowered by Topco in its sole discretion to not less than 70%) or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) reduces the Offer Consideration to be paid in the Offer (other than in each case an adjustment made pursuant to Section 4.1(i)), (C) extends the Offer, other than in a manner required or permitted by Section 3.1(f), or (D) except as otherwise permitted in this Section 3.1(d), amends or modifies any term of or condition to the Offer (including the conditions in Exhibit D) in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on the Company Shareholders that is not de minimis.

(e) Fractional Shares. No fractional Topco Shares shall be issued pursuant to the Offer, and no entitlements to fractional share interests shall entitle the owner thereof to vote or to any other rights of a shareholder of Topco. Notwithstanding any other provision of this Agreement, each Company Shareholder who otherwise would be entitled to receive a fraction of a Topco Share pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer (and not validly withdrawn) by such Company Shareholder)

shall receive, in lieu thereof, cash, without interest, in an amount, payable in DKK (such DKK amount translated from USD at the Exchange Rate on the last trading day immediately preceding the Parent Merger Effective Time), equal to such fractional part of a Topco Share multiplied by the closing price on the NYSE for a Parent Share on the last trading day immediately preceding the Parent Merger Effective Time, rounded to the nearest whole cent.

(f) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Section 3.1(f), the Offer shall expire at 11:59 p.m., Central European time (5:59 p.m., Eastern time), on the date that is four weeks (calculated in accordance with the Takeover Order) after the date the Offer is first commenced. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (the initial expiration date, or such subsequent time and date to which the expiration of the Offer is extended pursuant to and in accordance with this Agreement and subject to applicable Laws, the “Expiration Date”).

(ii) Notwithstanding the provisions of Section 3.1(f)(i) or anything to the contrary set forth in this Agreement (unless Topco and Parent receive the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion)):

(A) Topco shall (and Parent shall cause Topco to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the DFSA or of the Nasdaq, in any such case, which is applicable to the Offer, or to the extent necessary to resolve any comments of the DFSA applicable to the Offer or the Offer Documents;

(B) in the event that any of the conditions to the Offer (other than the Minimum Acceptance Condition, the condition set forth in clause (i) (with respect to Section 5.10(b)) of Exhibit D, and any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) have not been satisfied or waived as of any then-scheduled expiration of the Offer, Topco shall (and Parent shall cause Topco to) extend the Offer for successive extension periods of at least two weeks each (or for such longer period as may be agreed by Parent and the Company); and

(C) if as of any then-scheduled expiration of the Offer each condition to the Offer (other than the Minimum Acceptance Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) has been satisfied or waived and the Minimum Acceptance Condition has not been satisfied, Topco may, and, at the request in writing of the Company, Topco shall, and Parent shall cause Topco to, extend the Offer for successive extension periods of at least two weeks each (with the length of each such period being determined in good faith by Parent) (or for such longer period as may be agreed by Parent and the Company in writing); provided, that in no event shall Topco or Parent be required to (and Parent shall not be required to cause Topco to) extend the expiration of the Offer pursuant to this clause (C) (i) if (x) the Minimum Acceptance Condition is not satisfied by a number of Company Shares that is equal to or less than the aggregate number of Company Shares held or beneficially owned by any Company Shareholders party to a Company Undertaking that have not been tendered, or have been tendered but validly withdrawn, in the Offer as of such time and (y) as of such time such Company Shareholders whose untendered Company Shares are necessary to satisfy the Minimum Acceptance Condition are not using good faith and diligent endeavours to tender the necessary Company Shares into the Offer, or (ii) for more than four weeks in the aggregate; provided, that, notwithstanding anything to the contrary in this Agreement, (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to Section 9.1 and (2) Topco shall not be required (and Parent shall not be required to cause Topco) to extend the Offer beyond the End Date.

(iii) Neither Parent nor Topco shall terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX in which case Topco shall (and Parent shall cause Topco to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement.

(iv) Topco and Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of Company Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto.

(g) Payment for Company Shares in the Offer. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Topco shall (and Parent shall cause Topco to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date (as it may be extended in accordance with Section 3.1(f)(ii)) or, at Parent’s election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived (such time of acceptance, the “Acceptance Time”). The occurrence of the Acceptance Time is referred to herein as the “Closing” and the date on which the Closing actually occurs is referred to as the “Closing Date”. The consideration in the Offer payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder thereof in listed Topco Shares or Temporary Share Certificates (and cash in lieu of fractional Topco Shares, if any) or, in respect of any Cash Election Shares subject to a Cash Election, cash, without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof, if any.

(h) Offer Document.

(i) Parent and Topco will prepare the Offer Document in accordance with Danish Law, including the Takeover Order, and in accordance with the terms of this Agreement. In case of any contradiction between legally mandatory provisions under Danish Law as interpreted by DFSA (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the Takeover Order shall prevail and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

(ii) As soon as practicable on the date the Offer Document is approved by the DFSA, Parent and Topco shall cause the Offer Document to be disseminated to holders of Company Shares as and to the extent required by the Takeover Order.

(i) Company Information. In connection with the Offer and the Compulsory Purchase, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Topco with such necessary or appropriate assistance and such information as Topco or its agents may reasonably request in order to disseminate and otherwise communicate the Offer (including the EU Prospectus) in accordance with applicable Law, including by way of stock exchange announcement and to holders of Company Shares recorded in the share register and shall promptly furnish Parent and Topco with such additional necessary or appropriate information and assistance as Parent and Topco or their Representatives may reasonably request in order to communicate the Offer to the Company Shareholders. Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Document and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Topco (and their respective Representatives) shall: (i) hold in confidence the information contained in information provided by the Company under this Section 3.1(i); (ii) treat and process such information in accordance with applicable data protection laws; (iii) use such information only in connection with the transactions contemplated by this Agreement; and (iv) in the event that this Agreement is terminated in accordance with Article IX, as promptly as reasonably practicable, return to the Company or destroy all copies of such information then in their possession or control.

Section 3.2 Compulsory Purchase.

(a) Compulsory Purchase. Subject to prior approval of any required EU Prospectus, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the Danish Companies Act (the “DCA”), if more than 90% of the issued and outstanding Company Shares are acquired by Topco, as soon as possible following the Closing Date:

(i) Topco will initiate and complete the Compulsory Purchase; and

(ii) The consideration payable in respect of each Minority Share shall be equal in value to the Offer Consideration (the “Compulsory Purchase Consideration”) and paid net to the holder thereof in accordance with applicable Law (i) either in cash or in Topco Shares (and cash in lieu of fractional Topco Shares, if any) at the election of each holder of Minority Shares which have responded during the mandatory notice period pursuant to sections 70-72 of the DCA (the “Squeeze-out Period”), and (ii) in cash only for any holder of Minority Shares who does not transfer their Minority Shares during the Squeeze-out Period. Such consideration payable in respect of each Minority Share shall be payable without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof, if any. Any holders of Minority Shares located in any jurisdiction in which the acceptance of Topco Shares as consideration in the Compulsory Purchase would not be in compliance with the securities or other Laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by this Agreement shall only be offered the opportunity to receive cash for their Minority Shares.

Section 3.3 Treasury Shares. Subject to the other provisions of this Article III and Article IV, the Company shall not be entitled to accept the Offer in respect of any Company Shares held as treasury shares at the Acceptance Time and, for the avoidance of doubt, no other financial instruments issued by the Company.

Section 3.4 Treatment of Company Equity Awards.

(a) Each Company RSU Award that is outstanding immediately prior to the Acceptance Time shall, as of the Acceptance Time, cease to represent a right to acquire Company Shares (or value equivalent to Company Shares) and each of the Company and Topco shall take steps to procure that such Company RSU Awards to be converted, at the Acceptance Time, into the right to acquire, on the same terms and conditions as were applicable under the Company RSU Award (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Company Shares subject to such Company RSU Award immediately prior to the Acceptance Time and (2) the Company Exchange Ratio; provided that any fractional Company Shares shall be rounded to the nearest whole share. For the avoidance of doubt, with respect to any Company RSU Award that is settled into Company Shares or cash at the Acceptance Time pursuant to the terms of the Company Equity Plans or in any award agreement as in effect on the date hereof, such Company RSU Award will be settled into cash or Company Shares, as applicable, immediately prior to the Acceptance Time and any such Company Shares received in settlement of any Company RSU Award shall be treated as set forth in Section 3.2.

(b) Prior to the Acceptance Time, the Company will adopt such resolutions of the Company Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 3.4.

(c) Topco shall take all corporate action necessary to authorize the allotment and issue of sufficient number of Topco Shares for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 3.4. As of the Closing Date, Topco shall (1) file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Topco Shares subject to such Company Equity Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Equity Awards remain outstanding and (2) take any action required under the EU Prospectus Regulation. With respect to those individuals who subsequent to the Acceptance Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Topco shall administer the Company Equity Plans assumed pursuant to this Section 3.4 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act. For the avoidance of doubt, with respect to any Company RSU Award that continues to be held after the Acceptance Time and, at the appropriate time, entitles the holder of the same to the right to receive Topco Shares, for so long as Topco Shares are listed on Nasdaq such Company RSU Award shall be settled by way of the issue of Topco Shares listed and traded through Nasdaq, the delivery of which will be effected and settled through Danish VP Securities A/S.

ARTICLE IV

EXCHANGE PROCEDURES

Section 4.1 Exchange of Securities.

(a) Exchange Agent and Exchange Fund. Prior to the Parent Merger Effective Time, Topco shall deposit with a U.S. bank or trust company that shall be appointed by Topco and Parent to act as an exchange agent hereunder (the “Exchange Agent”), for the benefit of the Parent Shareholders and Company Shareholders, evidence of shares in book-entry form, representing listed Topco Shares that are issuable pursuant to Article II in respect of Parent Shares represented by certificates (the “Parent Certificates”) or by book-entry (the “Parent Book-Entry Shares”) and Article III in respect of Company Shares represented by book-entry (the “Company Book-Entry Shares” and, together with the Parent Book-Entry Shares, the “Book-Entry Shares”), in each case that have been properly delivered to the Exchange Agent. Such evidence of book-entry form for Topco Shares so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures. As soon as reasonably practicable after the Acceptance Time and in any event within five (5) Business Days of the Closing Date, Topco shall cause the Exchange Agent to mail to each holder of record of Parent Shares and Company Shares: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Parent Certificates, as applicable, shall pass, only upon proper delivery of the Parent Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use in effecting the surrender of the Parent Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, therefor. Such letter of transmittal shall be in such form and have such other provisions as Topco, Parent and the Company may specify. The delivery of Offer Consideration in exchange for surrendered Company Book-Entry Shares and as Compulsory Purchase Consideration for Minority Shares will be effected and settled through Danish VP Securities A/S (unless Parent and the Company agree otherwise).

(c) Surrender of Parent Shares and Company Shares. Upon surrender of Parent Shares or Company Shares to the Exchange Agent, if applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Parent Shares or Company Shares shall be entitled to receive in exchange therefor the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, deliverable in respect of such Parent Shares or Company Shares pursuant to this Agreement and amounts to which such Parent Shares or Company Shares become entitled in accordance with Section 4.1(d). In the event of a transfer of ownership of Parent Shares or Company Shares that is not registered in the register of shareholders of Parent or the Company, as applicable, any Topco Shares to be issued upon due surrender of the Parent Shares or Company Shares may be issued to a transferee if such Parent Shares or Company Shares are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 4.1, each Parent Share and Company Share shall be deemed at any time after the Parent Merger Effective Time and Acceptance Time, as applicable, to represent only the right to receive, upon such surrender, the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, deliverable in respect of the interests represented by such Parent Shares and Company Shares pursuant to this Agreement and any amounts to which such Parent Shares and Company Shares become entitled in accordance with Section 4.1(d).

(d) Treatment of Unexchanged Equity. No dividends or other distributions with respect to Topco Shares issuable with respect to the Parent Shares or Company Shares shall be paid to the holder of any unsurrendered Parent Certificates or Book-Entry Shares until those Parent Certificates or Book-Entry Shares are surrendered as provided in this Section 4.1(d). Upon surrender, there shall be issued and/or paid to the holder of the Topco Shares issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those Topco Shares with a record date on or after the date of the Parent Merger Effective Time or Acceptance Time, as applicable, and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those Topco Shares with a record date on or after the date of the Parent Merger Effective Time or Acceptance Time, as applicable, but with a payment date subsequent to surrender.

(e) No Further Ownership Rights in Parent Shares or Company Shares. The Parent Merger Consideration, Offer Consideration and the Compulsory Purchase Consideration delivered in accordance with the terms of Article II and Article III, respectively, upon conversion of any Parent Shares and Company Shares, as applicable, together with any amounts to which such Parent Shares and Company Shares become entitled in accordance with Section 4.1(d), shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Parent Shares and Company Shares. From and after the Parent Merger Effective Time and Acceptance Time, as applicable, (i) all holders of Parent Shares and holders of Company Shares having accepted the Offer shall cease to have any rights as shareholders of Parent and the Company, respectively, other than the right to receive the Parent Merger Consideration, Offer Consideration and Compulsory Purchase Consideration into which the Parent Shares and Company Shares have been converted pursuant to this Agreement (together with any amounts to which such Parent Shares and Company Shares become entitled in accordance with Section 4.1(c), without interest) and (ii) the register of shareholders of Parent and the Company shall be closed with respect to all Parent Shares and Company Shares, as applicable, outstanding immediately prior to the Parent Merger Effective Time and Acceptance Time, as applicable, and there shall be no further registration of transfers on the transfer books of the Parent Merger Surviving Entity of Parent Shares or on the transfer books of the Company of Company Shares, in each case that were outstanding immediately prior to the Parent Merger Effective Time or Acceptance Time, as applicable, and in respect of the Company Shares, for which the holder has accepted the Offer. If, after the Parent Merger Effective Time or Acceptance Time, any Parent Shares or Company Shares, as applicable, are presented to the Parent Merger Surviving Entity or the Exchange Agent for any reason, such Parent Shares or Company Shares, as applicable, shall be cancelled and exchanged as provided in this Article II and Article III, respectively.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, if any, as directed by Parent and Topco; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Parent Shares pursuant to Article II or to holders of Company Shares pursuant to Article III, and following any losses from any such investment, Topco shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Parent Shares at the Parent Merger Effective Time or holders of Company Shares at the Acceptance Time, as the case may be, in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Topco, upon demand.

(g) No Liability; Termination of Exchange Fund. None of Topco, Parent, the Parent Merger Surviving Entity, the Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund that remains undistributed to the remaining shareholders of Parent or the Company on the first anniversary of the Closing Date shall be delivered to Topco, upon demand by Topco.

(h) Withholding. Topco and the Exchange Agent, and each of their respective Affiliates, shall be entitled to deduct and withhold any amounts otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted or withheld by Topco or the Exchange Agent, or any of their respective Affiliates, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Certain Adjustments. If, between the date of this Agreement and the Closing Date (and as permitted by Article VII), the outstanding Topco Shares, Company Shares or Parent Shares or securities convertible into, or exercisable or exchangeable for Topco Shares, Company Shares or Parent Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any transfer of treasury shares by the Company pursuant to any Benefit Plan, subdivision, reorganization, reclassification, recapitalization, share split, share capitalisation, consolidation, reverse share split, combination or exchange of shares, or a share dividend shall be declared with a record date within such period, or any similar event shall have occurred (a “Consideration Adjustment Event”), then the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as the case may be, will be equitably adjusted, without duplication; provided, however, that nothing in this Section 3.1(i) shall be construed to permit Topco to take any action with respect to its securities that is prohibited by Section 7.2 or the other terms of this Agreement.

(j) Adjustments Dispute Mechanism. If the share capital of Topco, the Company or Parent is subject to a Consideration Adjustment Event, then such party (the “Notifying Party”) shall promptly notify the other parties (the “Notified Parties”) of such event specifying the details of the proposed adjustment to the Parent Merger Consideration, Offer Consideration and/or Compulsory Purchase Consideration (as applicable). In the event that either of the Notified Parties does not agree with the adjustment proposed by the Notifying Party and the Notifying Party and Notified Parties cannot agree on the adjustment to be made to the Parent Merger Consideration, Offer Consideration and/or Compulsory Purchase Consideration (as applicable) within twenty (20) Business Days of the receipt of the notification from the Notifying Party, the adjustment shall be determined in good faith by such individual at an independent firm of chartered accountants of international repute as the Notifying Party and Notified Parties may agree or, failing such agreement within five (5) Business Days of commencement of discussions, by such independent firm of chartered accountants of international repute in London as the President of the Institute of Chartered Accountants in England and Wales (the “ICEAW President”) may nominate, at the election of either the Notifying Party or a Notified Party, and if such an election is made then the parties undertake to jointly instruct the ICEAW President to make such appointment. The Notifying Party and Notified Parties shall be entitled to make written submissions to such person setting out the basis for their respective relevant proposals.

(k) Lost, Stolen or Destroyed Parent Certificates. In the case of any Parent Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Parent Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it with respect to such Parent Certificate, the Exchange Agent will pay and deliver, in exchange for such lost, stolen or destroyed Parent Certificate, the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, and any dividends or distributions on the Parent Certificate had such lost, stolen or destroyed Parent Certificate been surrendered as provided in this Section 4.1(k).

Section 4.2 Further Assurances. If at any time before or after the Acceptance Time, Topco, Parent, the Company or the Parent Merger Surviving Entity reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Parent Merger, the Offer or the Compulsory Purchase or to carry out the purposes and intent of this Agreement at or after the Acceptance Time, then Topco, Parent, the Company, the Parent Merger Surviving Entity and their respective officers, managers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Parent Merger, the Offer and the Compulsory Purchase, if any, and to carry out the intent and purposes of this Agreement.

ARTICLE V

WARRANTIES OF THE COMPANY

Except as disclosed (a) in the listing prospectus dated 4 March 2019 or the financial reports, announcements and presentations available at investor.maerskdrilling.com/financial-reports-presentations on the Business Day immediately prior to the date of this Agreement other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by the Company to Topco and Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), the Company warrants to Topco and Parent as at the date of this Agreement as follows:

Section 5.1 Qualification, Organization, Significant Subsidiaries, etc.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of Denmark and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Topco and Parent true and complete copies of the certificate of incorporation and the articles of association of the Company.

(b) Each of the Company’s Significant Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the certificate of incorporation, the articles of association, charters and/or bylaws (or similar organizational documents) of each of the Company’s Significant Subsidiaries. Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of the Company and each Significant Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by the Company or by a direct or indirect, wholly owned Significant Subsidiary of the Company, free and clear of any Liens. No direct or indirect Significant Subsidiary of the Company owns any Company Shares or Company Equity Awards.

(c) Each drilling unit owned or leased by the Company or any of its Subsidiaries, which is subject to classification, is in class and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 5.2 Capital Stock.

(a) The authorized share capital of the Company consists of DKK 415,321,120 divided into shares of DKK 10 each or multiples thereof. As of the close of business on November 2, 2021 (the “Company Capitalization Date”), there were (i) 41,532,112 Company Shares issued and outstanding, (ii) 243,164 Company Shares held by the Company in its treasury, and (iii) Company Equity Awards in respect of an aggregate of 293,027 Company Shares in the form of Company RSU Awards. All outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Company Capitalization Date, the Company has not issued any shares of its capital stock.

(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (i) the Company does not have any shares of its capital stock issued or outstanding other than Company Shares that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which the Company or any of the Company’s Significant Subsidiaries is a party obligating the Company or any of the Company’s Significant Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Significant Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) there are no outstanding obligations of the Company or any Significant Subsidiary of the Company to make any payment based on the price or value of any capital stock or other equity securities of the Company or any of its Significant Subsidiaries.

(c) Neither the Company nor any of its Significant Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) Other than the Company Undertaking, to the extent entered into after execution of this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Significant Subsidiaries is a party with respect to the voting of the capital share or other equity interest of the Company or any of its Significant Subsidiaries.

Section 5.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Company Board at a duly held meeting has (i) determined that the terms of the Offer and the Compulsory Purchase, if any, and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its shareholders, and (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Offer, if any. No corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Topco, Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by the Company of this Agreement and the Company Board’s participation in the Offer and the other transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the approval of the Offer Document by, and the filing of the Offer Document with, the DFSA, (ii) the filing of any documents relating to the Compulsory Purchase, (iii) any filings required or advisable under any Antitrust Laws, (iv) compliance with the applicable requirements of the Danish Capital Markets Act and orders issued thereunder, the EU Market Abuse Regulation and the EU Prospectus Regulation, (v) compliance with the rules and regulations of any applicable stock exchange, (vi) compliance with any applicable foreign or state securities or blue sky laws, (vii) any approvals or clearances under any Foreign Direct Investment Laws and (viii) and the other consents and/or notices set forth on Section 5.3(b) of the Company Disclosure Letter (collectively, subclauses (i) through (viii), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 5.3(b) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”).

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer and the other transactions contemplated by this Agreement do not and will not (i) contravene or conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Significant Subsidiaries and (ii) assuming compliance with the matters referenced in Section 5.3(b) and receipt of the Specified Approvals, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to the Company or any of its Significant Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which the Company or any of its Significant Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Significant Subsidiaries, other than, in the case of subclauses (ii)(A) and (B), (1) the Company Debt Documents or (2) any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 5.3(c) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”).

Section 5.4 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the DFSA and the Danish Business Authority since January 1, 2020 (as amended and supplemented from time to time, the “Company Filing Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the DFSA and the Danish Business Authority and, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed pursuant to guidance promulgated by the DFSA and the Danish Business Authority, and none of the Company Filing Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the DFSA and the Danish Business Authority with respect to any of the Company Filing Documents, and, to the Knowledge of the Company, none of the Company Filing Documents is the subject of an ongoing DFSA review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and its Significant Subsidiaries included in the Company Filing Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Significant Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Significant Subsidiaries of the Company is required to file periodic reports with the DFSA and the Danish Business Authority.

Section 5.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as required by Danish law. To the Knowledge of the Company, from January 1, 2020 through the date of this Agreement, neither the Company nor any of its Significant Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of the Company or any of its Significant Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Significant Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 5.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Significant Subsidiaries as of June 30, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since July 1, 2021 and (d) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any of its Significant Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected on a consolidated balance sheet of the Company and its Significant Subsidiaries, other than liabilities that do not constitute and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.7 Compliance with Law; Permits.

(a) To the Knowledge of the Company, each of the Company and its Significant Subsidiaries is, and since January 1, 2020 (in the case of the Company) and the later of January 1, 2020 and such Significant Subsidiary’s respective date of incorporation, formation or organization (in the case of a Significant Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement having the force of law of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 5.7(a) to the contrary notwithstanding, no warranty shall be deemed to be made in this Section 5.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.

(b) Without limiting the generality of Section 5.7(a), none of the Company, any of its Significant Subsidiaries or, to the Knowledge of the Company, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such), has (i) materially violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the Bribery Act or applicable European Union laws and regulations regulating payments to government officials or employees, as applicable, or any similar Law of any other applicable jurisdiction or (ii) except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.

(c) Each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for the Company and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Significant Subsidiaries are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Significant Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.8 Environmental Laws.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) since January 1, 2020, neither the Company nor any of its Significant Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that the Company or any of its Significant Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage or release of any Hazardous Substance at or from any properties (including any drilling unit) currently or, to the Knowledge of the Company, formerly owned or leased by the Company or any of its Significant Subsidiaries during the time such properties were owned or leased by the Company or any of its Significant Subsidiaries for which Environmental Law requires further investigation or any form of response action by the Company or any of its Significant Subsidiaries, (iv) neither the Company nor any of its Significant Subsidiaries is subject to any Order or Action or, to the Knowledge of the Company, threatened Action pursuant to any Environmental Law, (v) neither the Company nor any of its Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site that pursuant to CERCLA or any similar state or foreign law, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state or foreign list, as in effect as of the Closing Date, and (vi) each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for the Company and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted

(b) To the Knowledge of the Company, the Company has delivered or made available to Parent all material environmental audits, reports and other material environmental documents relating to the Company’s facilities or operations including the Company Real Property and any other real property previously owned or operated by the Company, that are in its possession, custody or under its reasonable control.

(c) As used herein, “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq.

(d) As used herein, “Environmental Law” means any Law relating to (i) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (ii) the storage, recycling, treatment, generation, transportation, handling, release or disposal of Hazardous Substances.

(e) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum and polychlorinated biphenyls.

(f) The generality of any other warranties in this Agreement notwithstanding, this Section 5.8 shall be deemed to contain the only warranties of the Company in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 5.9 Company Benefit Plans.

(a) The Company has previously made available to Parent all material Company Benefit Plans. The Company has, prior to the date of this Agreement, made available to Parent true and complete copies of each material Company Benefit Plan and certain material related documents.

(b) Except as would not have or reasonably be expected to result in a material liability to the Company: (i) each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law; (ii) with respect to each Company Benefit Plan, if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities; (iii) no Company Benefit Plan provides, and neither the Company nor any of its Significant Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of the Company or its Significant Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) all premiums and contributions or other amounts payable by the Company or its Significant Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with IFRS (other than with respect to amounts not yet due); (v) there are no pending, or, to the Knowledge of the Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Company Benefit Plans; and (vi) the Company and each of its Significant Subsidiaries has at all times complied in all material respects with each of the Company Benefit Plans.

(c) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event (including, but not limited to, a termination of employment), (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Significant Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in all respects in compliance with Section 409A of the Code.

(e) Except as set forth on Section 5.9(e) of the Company Disclosure Letter, no payment or benefit which could be made with respect to any current or former employee, officer, shareholder, director or service provider of the Company or any of its Significant Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could (individually or together with any other payment or benefit) be nondeductible pursuant to Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code. The Company has previously made available to Parent the approximate amount of each payment or benefit that could become payable to each such “disqualified individual” under a Company Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Company employee or service provider.

(f) Neither the Company nor any of its Significant Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 5.10 Absence of Certain Changes or Events.

(a) From January 1, 2021 through the date of this Agreement, other than the transactions contemplated by this Agreement, the Company and its Significant Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2021, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Significant Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Significant Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.12 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Topco in connection with the Topco Share Issuance (including any amendments or supplements thereto, the “Registration Statement”), (ii) the proxy statement to be sent to the Parent Shareholders regarding the transactions contemplated by this Agreement in connection with the Topco Share Issuance and the Parent Merger soliciting the Parent Shareholder Approval sought by vote at the Parent Meeting, and which will be included in the Registration Statement (the “Proxy Statement/Prospectus”), (iii) the NYSE listing application (including any amendments or supplements thereto, the “NYSE Listing Application”) for the listing of Topco Shares on the NYSE, (iv) the Nasdaq listing application (including any amendments or supplements thereto, the “Nasdaq Listing Application”) for the listing of Topco Shares, and, if relevant, Temporary Share Certificates, on Nasdaq, (v) the Offer Document, (vi) the documents relating to the Compulsory Purchase, if any, or (vii) statements made or information provided to the DFSA or Nasdaq in connection with the Offer and the Compulsory Purchase, if any, or preparation of or for inclusion in one or more prospectuses (or similar document prepared in reliance on an applicable exemption under the EU Prospectus Regulation) to be prepared by Topco and/or Parent pursuant to the EU Prospectus Regulation (each an “EU Prospectus”), will, as applicable, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to the Parent Shareholders and Company Shareholders, at the time the NYSE approves the NYSE Listing Application, at the time Nasdaq approves the Nasdaq Listing Application, at the time of DFSA approves an EU Prospectus in accordance with the EU Prospectus Regulation, at any time of amendment or supplement thereof, or at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and as regards any EU Prospectus are (or, when made, will be) true and accurate and are not (or, when made, will not be) misleading and all forecasts, estimates, valuations, expressions of opinion, intentions or expectations made by the Company to Topco, Parent and/or the DFSA or Nasdaq in connection with the Offer, the

Compulsory Purchase, if any, and/or preparation of an EU Prospectus are (or, when made, will be) truly and honestly held (in respect of expressions of opinion, intentions or expectations) and fairly made on reasonable grounds and/or assumptions after due and careful consideration and enquiry and there are no facts which have not been or will not be disclosed to the DFSA or Nasdaq which by their omission make any such statements misleading or which are material for disclosure to either of them. Notwithstanding the foregoing provisions of this Section 5.12, no warranty is made by the Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Company.

Section 5.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all respects; (ii) the Company and each of its Significant Subsidiaries have timely paid in full all Taxes that are due and payable, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to the Company or any of its Significant Subsidiaries; (iii) the Company and each of its Significant Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, shareholder, or other third party; (iv) there are no outstanding, pending or, to the Knowledge of the Company, threatened in writing, deficiencies, audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Significant Subsidiaries; (v) neither the Company nor any of its Significant Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of the Company or any of its Significant Subsidiaries, except for Permitted Liens; (vii) neither the Company nor any of its Significant Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) occurring during the two (2) year period ending on the date of this Agreement; (viii) neither the Company nor any of its Significant Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (ix) no “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) has been entered into by or with respect to the Company or any of its

Significant Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither the Company nor any of its Significant Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was the Company; and (xi) neither the Company nor any of its Significant Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any similar provision of applicable state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b) Neither the Company nor any of its Significant Subsidiaries has any material liability for the Taxes of any Person (other than the Company or any of its Significant Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(c) Neither the Company nor any of its Significant Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement (other than any such agreement between or among the Company and/or its Significant Subsidiaries or any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(d) Neither the Company nor any of its Significant Subsidiaries has a permanent establishment, or otherwise has an office or fixed place of business, in a country other than the country in which it is organized.

(e) No register of the Company Shares has been kept, nor will be kept on or prior to the Closing Date, inside the United Kingdom.

(f) The Company has in place, and has had in place at all times since 30 September 2017, reasonable prevention procedures to prevent the officers, employees, agents and other “associated persons” (as such term is defined in the UK Criminal Finances Act 2017) of the Company (and any of its Significant Subsidiaries) from undertaking any activity, practice or conduct relating to the business of the Company (or any of its Significant Subsidiaries) that would constitute an offence under any laws and regulations of England and Wales, or any other jurisdiction in which the business of the Company or any Significant Subsidiary is carried on, relating to the criminal facilitation of tax evasion.

(g) As used in this Agreement, (i) “Taxes” means any and all U.S. federal, state, local or foreign taxes, social security contributions, customs, duties, imposts, levies, charges, escheatage or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental, license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax and (ii) “Tax Return” means any return, declaration, statement, report or similar filing (including the attached schedules, supplements or attachments) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or statement related to Taxes.

Section 5.14 Company Labor Matters.

(a) None of the employees of the Company or any of its Significant Subsidiaries is represented in his or her capacity as an employee of the Company or any Significant Subsidiary by any union or other labor organization. Neither the Company nor any Significant Subsidiary is, or since January 1, 2020 has been, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no, and since January 1, 2020 have not been any, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of the Company or any of its Significant Subsidiaries, (ii) to the Knowledge of the Company, there is no, and since January 1, 2020 has not been any, formal union organizing effort pending against the Company or any of its Significant Subsidiaries, and (iii) there is no, and since January 1, 2020 has not been any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries. Neither the Company nor any of its Significant Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020 neither the Company nor any of its Significant Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Significant Subsidiaries with respect to such matters and, to the Knowledge of the Company, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Laws in respect of employment and employment practices. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries.

Section 5.15 Intellectual Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company and its Significant Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intangible intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Significant Subsidiaries as currently conducted by the Company and its Significant Subsidiaries. To the Knowledge of the Company, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Significant Subsidiaries is currently infringing, misappropriating or violating, or since January 1, 2020 has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Significant Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of the Company, threatened that (A) challenge or question the Company’s ownership or right to use Intellectual Property of the Company or any of its Significant Subsidiaries or (B) assert infringement, misappropriation or violation by the Company or any of its Significant Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 5.15(a).

(b) The Company and its Significant Subsidiaries have taken reasonable steps to protect the information technology systems (“IT Systems”) used in connection with the conduct of the business of the Company and its Significant Subsidiaries from Contaminants. As used herein, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. To the Company’s Knowledge, since January 1, 2020 (i) there have been no material unauthorized intrusions or breaches of the security of the Company’s or any of its Significant Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without the Company’s or any of its Significant Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Significant Subsidiaries complies in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Significant Subsidiaries and (ii) all Contracts under which the Company or any of its Significant Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Significant Subsidiaries.

Section 5.16 Real Property; Personal Property. Section 5.16 of the Company Disclosure Letter lists each real property leased by the Company or its Significant Subsidiaries (the “Company Leased Real Property”) and each real property owned by the Company or its Significant Subsidiaries (the “Company Owned Real Property”; and, together with the Company Leased Real Property, the “Company Real Property”). The Company Real Property comprises all of the real property occupied or otherwise used in the operation of the Company’s business. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Significant Subsidiary of the Company has good and valid title to all of the Company Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of the Company Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither the Company nor any of its Significant Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Company Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Significant Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is a valid and binding obligation of the Company or the Significant Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 5.17 Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. To the Knowledge of the Company, neither the Company nor any Significant Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Significant Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Significant Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of the Company, a breach or default on the part of the Company or any of its Significant Subsidiaries under a Company Material Contract, and (ii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.18 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies covering the Company and its Significant Subsidiaries and their respective assets, properties and operations (the “Company Policies”) provide insurance in such amounts and against such risks as is commercially reasonable, and (b) all of the Company Policies are in full force and effect. Since January 1, 2021 through the date of this Agreement, neither the Company nor any of its Significant Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Company Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of the Company or any of its Significant Subsidiaries.

Section 5.19 Anti-Bribery, Corruption and Sanctions

(a) The Company and each of its Significant Subsidiaries has adopted, and applies, reasonable due diligence procedures in respect of persons who will perform services for or on its behalf in order to mitigate identified bribery risks: (i) prior to engaging such persons; (ii) prior to acquiring any new business or entity; and (iii) periodically, in each case on a basis which the Company considers, in good faith, to be proportionate and appropriate in the light of the risks to which the Company or relevant Significant Subsidiary is exposed.

(b) The Company and each of its Significant Subsidiaries has in place policies, procedures and guidelines relating to anti-bribery, anti-corruption and other similar matters reasonably designed to prevent any of its officers, employees, associates, agents, representatives or any other person who performs services of any nature whatsoever for or on behalf of the Company or any of its Significant Subsidiaries from undertaking conduct that would, or could, be in material violation of, or put the Company or the relevant Significant Subsidiary in material violation of, the FCPA, the Bribery Act or any such other legislation or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws.

(c) Since January 1, 2021:

(i) neither the Company nor any of its Significant Subsidiaries has received any communication or notice (written or otherwise) alleging that the Company or any of its Significant Subsidiaries is, or may be, in material violation of, or has, or may have, any material liability under, the FCPA, the Bribery Act or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws; and

(ii) no inducement has been given to any government official by or on behalf of the Company or any of its Significant Subsidiaries with a view to the Company or that Significant Subsidiary entering into any contract or other arrangement or obtaining any benefit, where such inducement would violate any provision of the FCPA, the Bribery Act or any similar Law of any other applicable jurisdiction.

(d) Neither the Company, any of its Significant Subsidiaries, nor, to the Knowledge of the Company, any employee, officer, or director of the Company or any of its Significant Subsidiaries, nor to the Knowledge of the Company, any representative of any of the foregoing, is or has been within the past five (5) years:

(i) the target of economic or trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury (the “Sanctioning Authorities”) (including by being designated on the list of Specially Designated Nationals and Blocked Persons or on any other sanctions list maintained by any Sanctioning Authority) (collectively, “Sanctions”);

(ii) operating, organized or resident in, or an agency or instrumentality of the government of, a country or territory that itself is the subject of comprehensive Sanctions (currently the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria) (collectively, the “Sanctioned Countries” and each a “Sanctioned Country”); or

(iii) directly or, to the Knowledge of the Company, indirectly, participated in any prohibited or unlawful transaction or dealing involving a person or entity that is the target of Sanctions, or with any person or entity operating, organized, or residing in a Sanctioned Country.

Section 5.20 Government Contracts.

(a) Neither the Company nor any of its Significant Subsidiaries nor, to the Knowledge of the Company, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred, suspended or excluded from participation in or the award of any Contract with or for the benefit of a Governmental Entity to which the Company or any of its Significant Subsidiaries is a party (collectively, “Government Contracts”), or doing business with any Governmental Entity and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.

(b) Neither the Company nor any of its Significant Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or mandatory disclosure provisions under applicable Law in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of the Company, neither the Company nor any of its Significant Subsidiaries have credible evidence of a violation of any applicable anti-corruption and bribery Laws in connection with the award, performance, or closeout of any Government Contract.

(c) Neither the Company nor any of its Significant Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 5.21 Finders or Brokers. Except for J.P. Morgan Securities plc (the “Company Financial Advisor”), neither the Company nor any of its Significant Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Offer.

Section 5.22 Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, as of the date of this Agreement, substantially to the effect that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by the Company Financial Advisor in preparing its opinion, the Offer Consideration to be received by holders of Company Shares is fair, from a financial point of view, to holders of Company Shares. A signed, written copy of the Company Financial Advisor’s opinion will be made available to Parent for informational purposes only promptly following receipt of such written opinion by the Company Board. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or any director, officer or employee of Parent for any purpose.

Section 5.23 Takeover Laws. Assuming the warranties of Parent set forth in Section 6.25 are true and correct, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement (including the Company Undertakings) and the transactions contemplated by this Agreement.

Section 5.24 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Significant Subsidiary of the Company has good and marketable title to the drilling units listed in the Company’s most recent fleet status report, a true and complete copy of which has been provided to Parent (the “Company Fleet Report”), in each case free and clear of all Liens except for Permitted Liens and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to the Company’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the drilling units listed in the Company Fleet Report have been maintained consistent with general practice in the offshore drilling industry and are in good operating condition and repair, subject to ordinary wear and tear.

Section 5.25 Disclosure Requirements. The Company Board has established procedures which enable the Company to comply with Articles 17, 18 and 19 (the “Disclosure Requirements”) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (the “EU Market Abuse Regulation”) on an ongoing basis. The Company has complied with all of its continuing obligations under the Disclosure Requirements and the means the transparency and disclosure rules derived from the EU Transparency Directive as implemented in the Danish Capital Markets Act.

Section 5.26 No Market Abuse. Neither the Company nor any of its Significant Subsidiaries has directly or indirectly, in relation to the Offer or otherwise, done any act or engaged in any course of conduct constituting “market abuse” under the EU Market Abuse Regulation, in each case including any regulations made pursuant thereto, or the equivalent provisions under the securities laws applicable in any other relevant jurisdiction nor, to the Company’s Knowledge, has any officer, director or employee acting on its behalf or on behalf of any of its Significant Subsidiaries done any act or engaged in any course of conduct as described above.

Section 5.27 Corporate Governance. The Company Board has established procedures to enable the Company to comply with the provisions of the DCA from the date on which they will apply to the Company. The Company has adopted and the Company Board has established procedures to enable the Company to ensure compliance with its share dealing code and the Disclosure Requirements, insofar as it relates to share dealings.

Section 5.28 No Additional Warranties. Except for the warranties contained in this Article V, neither the Company nor any other Person makes any other express or implied warranty on behalf of the Company or any of its Significant Subsidiaries. The Company acknowledges that none of Topco, Parent, Merger Sub or any other Person has made any warranty, express or implied except as expressly set forth in Article VI. Without limiting the foregoing, the Company makes no warranty to Parent, Topco or Merger Sub with respect to any business or financial projection or forecast relating to the Company or any of its Significant Subsidiaries, whether or not included in the data room or any management presentation. The Company, on its behalf and on behalf of its Significant Subsidiaries, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any warranties, and acknowledges and agrees that Topco, Parent and Merger Sub have specifically disclaimed any express or implied warranty made by any Person other than those set forth in Article V.

ARTICLE VI

WARRANTIES OF TOPCO, PARENT AND MERGER SUB

Except as disclosed (a) in the Parent SEC Documents filed after January 1, 2021 and publicly available on the Business Day immediately prior to the date of this Agreement other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by Parent and Merger Sub to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), Topco, Parent and Merger Sub, jointly and severally, warrant to the Company as at the date of this Agreement as follows:

Section 6.1 Qualification, Organization, Significant Subsidiaries, etc.

(a) Each of Topco, Parent and Merger Sub is a legal entity duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Topco, Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Topco, Parent and Merger Sub has made available to the Company true and complete copies of the governing documents of Topco, Parent and Merger Sub.

(b) At all times since its incorporation on October 16, 2020, Topco has not conducted any business other than activities incidental to its organisation and the consummation of the transactions contemplated by this Agreement. Subject to meeting the minimum capitalisation requirements of the Companies Act, Topco is capable of being re-registered as a public limited company.

(c) Each of Parent’s Significant Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the charter and bylaws (or similar organizational documents) of each of Parent’s Significant Subsidiaries. Section 6.1(c) of the Parent Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of Parent and each Significant Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by Parent or by a direct or indirect wholly owned Significant Subsidiary of Parent, free and clear of any Liens. No direct or indirect Significant Subsidiary of Parent owns any Parent Shares or Parent Equity Awards.

(d) Each drilling unit owned or leased by Parent or any of its Subsidiaries, which is subject to classification, is in class and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 6.2 Capital Stock.

(a) (i) The issued share capital of Topco is 1 ordinary share of a par value of £1 in the capital of Topco; (ii) the authorized share capital of Parent consists of 500,000,000 ordinary shares of a par value of USD 0.00001 each (the “Parent Shares”) and 100,000,000 shares of a par value of USD 0.00001; and (iii) the authorized membership interests of Merger Sub consists of one class of equity interests. As of the close of business on November 2, 2021 (the “Parent Capitalization Date”), there were (A) 60,172,159 Parent Shares issued and outstanding, (B) no other shares issued and outstanding, (C) no Parent Shares held by Parent in its treasury, (D) Penny Warrants that are exercisable for an aggregate of 6,463,182 Parent Shares issued and outstanding and (E) Parent Warrants that are exercisable for an aggregate of 19,410,484 Parent Shares issued and outstanding. As of the Parent Capitalization Date, there were 7,716,049 Parent Shares available for issuance under the Parent Equity Plan. As of the Parent Capitalization Date, there was (x) 1 ordinary share of a par value of £1 in the capital of Topco issued and indirectly owned by Parent and (y) all of the shares in Merger Sub were owned by a subsidiary of Topco. The one ordinary share of a par value of £1 in the capital of Topco and all outstanding Topco Shares, Parent Shares and shares in Merger Sub are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Parent Capitalization Date, Topco, Parent and Merger Sub have not issued any shares of its capital stock or membership interests, as applicable, other than, in the case of Parent, pursuant to the Penny Warrants, the Parent Warrants referenced in clause (D) above, and under the Parent Equity Plan.

(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (i) none of Topco, Parent or Merger Sub has any shares of its capital or capital stock or membership interests, as applicable, issued or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) other than this Agreement (in respect of Topco only), there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of shares or capital stock (or other property in respect of the value thereof) to which Topco, Parent or any of their respective Significant Subsidiaries is a party obligating Topco, Parent or any of their respective Significant Subsidiaries to (A) issue, transfer or sell any shares of capital or capital stock or other equity interests of Topco, Parent or any of their respective Significant Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock or share appreciation rights, preemptive rights, phantom shares or stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital or capital stock or other equity interests, and (iii) other than this Agreement (in respect of Topco only), there are no outstanding obligations of Topco, Parent or any of their respective Significant Subsidiaries to make any payment based on the price or value of any capital stock or other equity securities of Topco, Parent or any of their respective Significant Subsidiaries.

(c) Neither Parent nor any of its Significant Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(d) Other than the Parent Voting Agreements, to the extent entered into after the execution of this Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Significant Subsidiaries is a party with respect to the voting of the shares, capital stock or other equity interest of Parent or any of its Significant Subsidiaries.

Section 6.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Topco, Parent and Merger Sub has all requisite corporate power and authority, as applicable, to enter into and deliver this Agreement, to perform its obligations hereunder and, with respect to Topco and Parent, subject to receipt of the Parent Shareholder Approval, to consummate the transactions contemplated by this Agreement. The Parent Board, on behalf of Parent, in its individual capacity and in its capacity as the sole shareholder of Topco, at a duly held meeting has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, are advisable, fair to and in the best interests of Parent and the Parent Shareholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any and (iii) resolved to recommend that the Parent Shareholders approve the Parent Merger and the Topco Share Issuance (the “Parent Recommendation”) and directed that such matters be submitted for consideration by the Parent Shareholders at the Parent Meeting. The Topco Board, on behalf of Topco, in its individual capacity and in its capacity as the sole member of Merger Sub, at a duly held meeting has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, are in the best interests of Topco and its sole shareholder, (ii) approved the execution, delivery and performance of this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, and (iii) resolved to recommend that Parent, as its sole shareholder, approve the Compulsory Purchase, if any and the Topco Share Issuance and directed that such matters be submitted for consideration by Parent, as the sole shareholder of Topco. Except for the filing of the Cayman Merger Documents and the related filings to the Danish Business Authority, no other corporate proceedings on the part of Topco, Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Topco, Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of each of Topco, Parent and Merger Sub, enforceable against each of Topco, Parent and Merger Sub, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Topco, Parent and Merger Sub of this Agreement and the consummation of the Parent Merger and the other transactions contemplated by this Agreement by Topco, Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Cayman Merger

Documents, (ii) the filing of the Offer Document with the DFSA, (iii) the filing of any documents relating to the Compulsory Purchase, (iv) any filings required or advisable under any Antitrust Laws, (v) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Proxy Statement/Prospectus with the SEC, (vi) compliance with the rules and regulations of any applicable stock exchange, including in respect of the NYSE Listing Application and the Nasdaq Listing Application, (vii) compliance with any applicable foreign or state securities or blue sky laws, (viii) approvals or clearances under any Foreign Direct Investment Laws, (ix) any filing contemplated by Section 7.21, and (x) the other consents and/or notices set forth on Section 6.3(a) of the Parent Disclosure Letter (collectively, clauses (i) through (x), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 6.3(a) only, subclause (iv)(A) of the proviso to the definition of “Parent Material Adverse Effect”).

(c) The execution, delivery and performance by Topco, Parent and Merger Sub of this Agreement and the consummation of the Parent Merger and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Parent Shareholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Topco, Parent or any of their respective Significant Subsidiaries, (ii) assuming compliance with the matters referenced in Section 6.3(b), receipt of the Parent Approvals and the receipt of the Parent Shareholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Topco, Parent or any of their respective Significant Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which Topco, Parent or any of their respective Significant Subsidiaries or by which they or any of their respective properties or assets may be bound or affected or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Topco, Parent or any of their respective Significant Subsidiaries, other than, in the case of subclauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 6.3(c) only, subclause (iv)(A) of the proviso to the definition of “Parent Material Adverse Effect”).

Section 6.4 Reports and Financial Statements.

(a) Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2020 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent and its Significant Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Significant Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Significant Subsidiaries of Parent is required to file periodic reports with the SEC.

Section 6.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the Knowledge of Parent, from January 1, 2020 through the date of this Agreement, neither Parent nor any of its Significant Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Significant Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Significant Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 6.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Significant Subsidiaries as of June 30, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since July 1, 2021 and (d) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Significant Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Significant Subsidiaries, other than liabilities that do not constitute and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.7 Compliance with Law; Permits.

(a) To the Knowledge of Parent, each of Parent and its Significant Subsidiaries is, and since January 1, 2020 (in the case of Parent) and the later of January 1, 2020 and such Significant Subsidiary’s respective date of incorporation, formation or organization (in the case of a Significant Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Anything contained in this Section 6.7(a) to the contrary notwithstanding, no warranty shall be deemed to be made in this Section 6.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article VI.

(b) Without limiting the generality of Section 6.7(a), none of Parent, any of its Significant Subsidiaries, or, to the Knowledge of Parent, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such) has (i) materially violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the Bribery Act or applicable European Union laws and regulations regulating payments to government officials or employees, as applicable, or any similar Law of any other applicable jurisdiction or (ii) except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.

(c) Each of Parent and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Parent and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Significant Subsidiaries are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Significant Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.8 Environmental Laws.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) since January 1, 2020, neither Parent nor any of its Significant Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent or any of its Significant Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage or release of any Hazardous Substance at or from any properties (including any drilling unit) currently or, to the Knowledge of Parent, formerly owned or leased by Parent or any of its Significant Subsidiaries during the time such properties were owned or leased by Parent or any of its Significant Subsidiaries for which Environmental Law requires further investigation or any form of response action by Parent or any of its Significant Subsidiaries, (iv) neither Parent nor any of its Significant Subsidiaries is subject to any Order or Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) neither Parent nor any of its Significant Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site, pursuant to CERCLA or any similar state or foreign law, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state or foreign list, as in effect as of the Closing Date, and (vi) each of Parent and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for Parent and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted.

(b) To the Knowledge of the Parent, the Parent has delivered or made available to Company all material environmental audits, reports and other material environmental documents relating to the Parent’s facilities or operations including the Parent Real Property and any other real property previously owned or operate by the Company, that are in its possession, custody or under its reasonable control.

(c) The generality of any other warranties in this Agreement notwithstanding, this Section 6.8 shall be deemed to contain the only warranties of Parent in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 6.9 Parent Employee Benefit Plans.

(a) Parent has previously made available to the Company all material Parent Benefit Plans. Parent has, prior to the date of this Agreement, made available to the Company true and complete copies of each material Parent Benefit Plan and certain material related documents.

(b) Except as would not have or reasonably be expected to result in a material liability to Parent: (i) each Parent Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) with respect to each Parent Benefit Plan that is subject to the laws of any jurisdiction outside of the United States, if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities; (iii) no Parent Benefit Plan provides, and neither Parent nor any of its Significant Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of Parent or its Significant Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) all premiums and contributions or other amounts payable by Parent or its Significant Subsidiaries as of the date of this Agreement with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (v) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Parent Benefit Plans; and (vi) Parent and each of its Significant Subsidiaries has at all times complied in all material respects with each of the Parent Benefit Plans.

(c) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event (including, but not limited to, a termination of employment), (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Significant Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in all respects in compliance with Section 409A of the Code.

(e) No payment or benefit which could be made with respect to any current or former employee, officer, shareholder, director or service provider of Parent or any of its Significant Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could (individually or together with any other payment or benefit) be nondeductible pursuant to Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code. Parent has previously made available to Parent the approximate amount of each payment or benefit that could become payable to each such “disqualified individual” under a Parent Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Parent employee or service provider.

(f) Neither Parent nor any of its Significant Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 6.10 Absence of Certain Changes or Events.

(a) From January 1, 2021 through the date of this Agreement, other than the transactions contemplated by this Agreement, Parent and its Significant Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2021, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.11 Investigations; Litigation.

(a) There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Significant Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Significant Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) In respect of each of (i) the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates (as defined therein) which was confirmed by the United States Bankruptcy Court for the Southern District of Texas on November 20, 2020 and became effective on February 5, 2020, (ii) the Joint Plan of Reorganization of Pacific Drilling S.A. which was confirmed by the United States Bankruptcy Court for the Southern District of New York on October 31, 2018 and became effective on November 19, 2018; and (iii) the Joint Plan of Reorganization of Pacific Drilling S.A. which was confirmed by the United States Bankruptcy Court for the Southern District of Texas on December 21, 2020: (A) there are no appeals currently pending or, to the Knowledge of the Parent, threatened; and (B) there are no claims or disputes outstanding or, to the Knowledge of the Parent, threatened.

Section 6.12 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of Topco, Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement/Prospectus, the NYSE Listing Application, the Nasdaq Listing Application, the Offer Document or an EU Prospectus will, as applicable, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to the Parent Shareholders and Company Shareholders, at the time the NYSE approves the NYSE Listing Application, at the time Nasdaq approves the Nasdaq Listing Application, at the time the DFSA approves an EU Prospectus in accordance with the EU Prospectus Regulation, at any time of amendment or supplement thereof, or at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and as regards any EU Prospectus are (or, when made, will be) true and accurate and are not (or, when made, will not be) misleading and all forecasts, estimates, valuations, expressions of opinion, intentions or expectations made by Topco, Parent or Merger Sub and/or the DFSA or the Nasdaq in connection with the Offer, the Compulsory Purchase, if any, and/or preparation of an EU Prospectus are (or, when made, will be) truly and honestly held (in respect of expressions of opinion, intentions or expectations) and fairly made on reasonable grounds and/or assumptions after due and careful consideration and enquiry and there are no facts which have not been or will not be disclosed to the DFSA or Nasdaq which by their omission make any such statements misleading or which are material for disclosures to either of them. The Registration Statement and Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 6.12, no warranty is made by Topco, Parent or Merger Sub with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Topco, Parent or Merger Sub.

(b) None of the information supplied or to be supplied by or on behalf of Topco, Parent or Merger Sub for inclusion or incorporation by reference in any Company Filing Documents to be disclosed in connection with the Offer or the Compulsory Purchase, if any will, at the time the information is provided to the Company, at the time of any amendment or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Notwithstanding the foregoing provisions of this Section 6.12, no warranty is made by Topco, Parent or Merger Sub with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Topco, Parent or Merger Sub.

Section 6.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all respects; (ii) Parent and each of its Significant Subsidiaries have timely paid in full all Taxes that are due and payable, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Significant Subsidiaries; (iii) Parent and each of its Significant Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, shareholder, or other third party; (iv) there are no outstanding, pending or, to the Knowledge of Parent, threatened in writing, deficiencies, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Significant Subsidiaries; (v) neither Parent nor any of its Significant Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of Parent or any of its Significant Subsidiaries, except for Permitted Liens; (vii) neither Parent nor any of its Significant Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) occurring during the two (2) year period ending on the date of this Agreement; (viii) neither Parent nor any of its Significant Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (ix) no “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) has been entered into by or with respect to Parent or any of its Significant Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Parent nor any of its Significant Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was Parent; and (xi) neither Parent nor any of its Significant Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any similar provision of applicable state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b) Neither Parent nor any of its Significant Subsidiaries has any material liability for the Taxes of any Person (other than Parent or any of its Significant Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(c) Neither Parent nor any of its Significant Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement (other than any such agreement between or among Parent and/or its Significant Subsidiaries or any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(d) At all times prior to the Parent Merger Effective Time, Topco has not been engaged in any business activity at any time, has not held any property (other than the minimum amount of assets to facilitate its organization or maintain its legal existence), and has not had any U.S. federal income tax attributes (including those specified in Section 381(c) of the Code) at any time (other than any attributes related to the minimum share capital issued upon Topco’s incorporation).

(e) Neither Parent nor any of its Significant Subsidiaries has taken any action (or permitted any action to be taken), nor is aware of any fact or circumstance, that could reasonably be expected to prevent or impede the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

(f) Neither Parent nor any of its Significant Subsidiaries has a permanent establishment, or otherwise has an office or fixed place of business, in a country other than the country in which it is organized.

(g) Parent has in place, and has had in place at all times since 30 September 2017, reasonable prevention procedures to prevent the officers, employees, agents and other “associated persons” (as such term is defined in the UK Criminal Finances Act 2017) of the Company (and any of its Significant Subsidiaries) from undertaking any activity, practice or conduct relating to the business of Parent (or any of its Significant Subsidiaries) that would constitute an offence under any laws and regulations of England and Wales, or any other jurisdiction in which the business of Parent or any Significant Subsidiary is carried on, relating to the criminal facilitation of tax evasion.

(h) No register of the Parent Shares has been kept, nor will be kept on or prior to the Closing Date, inside the United Kingdom.

Section 6.14 Parent Labor Matters.

(a) None of the employees of Parent or any of its Significant Subsidiaries is represented in his or her capacity as an employee of Parent or any Significant Subsidiary by any union or other labor organization. Neither Parent nor any Significant Subsidiary is, or since January 1, 2020 has been, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (i) there are no, and since January 1, 2020 have not been any, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of Parent or any of its Significant Subsidiaries, (ii) to the Knowledge of Parent, there is no, and since January 1, 2020 has not been any, formal union organizing effort pending against Parent or any of its Significant Subsidiaries, and (iii) there is no, and since January 1, 2020 has not been any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Significant Subsidiaries. Neither Parent nor any of its Significant Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2020 neither Parent nor any of its Significant Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Significant Subsidiaries with respect to such matters and, to the Knowledge of Parent, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Laws in respect of employment and employment practices. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Significant Subsidiaries.

Section 6.15 Intellectual Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, Parent and its Significant Subsidiaries either own or have a right to use such Intellectual Property as are necessary to conduct the business of Parent and its Significant Subsidiaries as currently conducted by Parent and its Significant Subsidiaries. To the Knowledge of Parent, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Significant Subsidiaries is currently infringing, misappropriating or violating, or since January 1, 2020 has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to Parent or any of its Significant Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Parent, threatened that (A) challenge or question Parent’s ownership or right to use Intellectual Property of Parent or any of its Significant Subsidiaries or (B) assert infringement, misappropriation or violation by Parent or any of its Significant Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 6.15.

(b) Parent and its Significant Subsidiaries have taken reasonable steps to protect their respective IT Systems from Contaminants. To Parent’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of Parent’s or any of its Significant Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without Parent’s or any of its Significant Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Significant Subsidiaries complies in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Significant Subsidiaries and (ii) all Contracts under which Parent or any of its Significant Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Significant Subsidiaries.

Section 6.16 Real Property; Personal Property. Section 6.16 of the Parent Disclosure Letter lists each real property leased by Parent or its Significant Subsidiaries (the “Parent Leased Real Property”) and each real property owned by Parent or its Significant Subsidiaries (the “Parent Owned Real Property”; and, together with Parent Leased Real Property, the “Parent Real Property”) comprises all of the real property occupied or otherwise used in the operation of Parent’s business. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Significant Subsidiary of Parent has good and valid title to all of Parent Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of the Parent Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Parent nor any of its Significant Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Parent Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Significant Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Lease is a valid and binding obligation of Parent or the Significant Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 6.17 Material Contracts. A true and complete copy of each Parent Material Contract (including any amendments thereto) has been made available to the Company prior to the date of this Agreement. To the Knowledge of Parent, neither Parent nor any Significant Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Significant Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Significant Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Significant Subsidiaries under a Parent Material Contract, and (ii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 6.18 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material insurance policies covering Parent and its Significant Subsidiaries and their respective assets, properties and operations (the “Parent Policies”) provide insurance in such amounts and against such risks as is reasonable and (b) all of the Parent Policies are in full force and effect. Since January 1, 2021 through the date of this Agreement, neither Parent nor any of its Significant Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Parent Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Parent or any of its Significant Subsidiaries.

Section 6.19 Anti-Bribery, Corruption and Sanctions

(a) Parent and each of its Significant Subsidiaries has adopted, and applies, reasonable due diligence procedures in respect of persons who will perform services for or on its behalf in order to mitigate identified bribery risks: (i) prior to engaging such persons; (ii) prior to acquiring any new business or entity; and (iii) periodically, in each case on a basis which Parent considers, in good faith, to be proportionate and appropriate in the light of the risks to which Parent or relevant Significant Subsidiary is exposed.

(b) Parent and each of its Significant Subsidiaries has in place policies, procedures and guidelines relating to anti-bribery, anti-corruption and other similar matters reasonably designed to prevent any of its officers, employees, associates, agents, representatives or any other person who performs services of any nature whatsoever for or on behalf of Parent or any of its Significant Subsidiaries from undertaking conduct that would, or could, be in material violation of, or put Parent or the relevant Significant Subsidiary in material violation of, the FCPA, the Bribery Act or any such other legislation or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws.

(c) Since January 1, 2021:

(i) neither Parent nor any of its Significant Subsidiaries has received any communication or notice (written or otherwise) alleging that Parent or any of its Significant Subsidiaries is, or may be, in material violation of, or has, or may have, any material liability under, the FCPA, the Bribery Act or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws; and

(ii) no inducement has been given to any government official by or on behalf of Parent or any of its Significant Subsidiaries with a view to Parent or that Significant Subsidiary entering into any contract or other arrangement or obtaining any benefit, where such inducement would violate any provision of the FCPA, the Bribery Act or any similar Law of any other applicable jurisdiction.

(d) Neither Parent, any of its Significant Subsidiaries, nor, to the Knowledge of Parent, any employee, officer, or director of Parent or any of its Significant Subsidiaries, nor to the Knowledge of Parent, any representative of any of the foregoing, is or has been within the past five (5) years:

(i) the target of Sanctions;

(ii) operating, organized or resident in, or an agency or instrumentality of the government of, a Sanctioned Country; or

(iii) directly or, to the Knowledge of the Parent, indirectly, participated in any prohibited or unlawful transaction or dealing involving a person or entity that is the target of Sanctions, or with any person or entity operating, organized, or residing in a Sanctioned Country.

Section 6.20 Government Contracts.

(a) Neither Parent nor any of its Significant Subsidiaries nor, to the Knowledge of Parent, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred suspended or excluded from participation in or the award of any Government Contracts to which Parent or any of its Significant Subsidiaries is a party, or doing business with any Governmental Entity and, to the Knowledge of Parent, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.

(b) Neither Parent nor any of its Significant Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or mandatory disclosure provisions under applicable Law in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of Parent, neither Parent nor any of its Significant Subsidiaries have credible evidence of a violation of any applicable anti-corruption and bribery Laws in connection with the award, performance, or closeout of any Government Contract.

(c) Neither Parent nor any of its Significant Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 6.21 Finders or Brokers. Except for Ducera Securities LLC (the “Parent Financial Advisor”) and the persons set forth on Section 6.21 of the Parent Disclosure Letter, neither Parent nor any of its Significant Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by this Agreement.

Section 6.22 Opinion of Financial Advisor. The Parent Board has received the opinion of the Parent Financial Advisor, substantially to the effect that, as of the date of the opinion of the Parent Financial Advisor, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Parent Exchange Ratio is fair, from a financial point of view, to the holders of Parent Shares (other than Parent Shares held by the Company or its Affiliates). A correct and complete copy of the form of the Parent Financial Advisor’s written opinion has been made available to the Company, for informational purposes only, promptly after receipt of such written opinion by the Parent Board and prior to the execution of this Agreement. Subject to the terms of the engagement letter entered into between Parent and the Parent Financial Advisor, Parent has been authorized by the Parent Financial Advisor to permit the inclusion of the Parent Financial Advisor’s opinion and/or references thereto in the Proxy Statement/Prospectus. The Company acknowledges and agrees that the Parent Financial Advisor’s opinion may not be relied upon by the Company or any director, officer or employee thereof and, subject to the immediately preceding sentence, that such opinion may not be distributed by the Company to any third party without the prior consent of the Parent Financial Advisor.

Section 6.23 Required Vote of the Parent Shareholders. The affirmative vote of the holders of (i) at least two-thirds of the votes cast by such Parent Shareholders as being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Parent Meeting is the only vote of holders of securities of Parent which is required to adopt and approve this Agreement, the Plan of Merger and the consummation of the Parent Merger and (ii) a majority of the votes cast by the Parent Shareholders at the Parent Meeting is the only vote of holders of securities of Parent which is required to adopt and approve the Topco Share Issuance (the approvals set forth in clauses (i) and (ii) are collectively the “Parent Shareholder Approval”).

Section 6.24 Certain Arrangements. There are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent or any of its Affiliates, on the one hand, and any beneficial owner of outstanding Company Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company, the Company’s securities, the transactions contemplated by this Agreement or to the operations of the Company after the Parent Merger Effective Time.

Section 6.25 Ownership of Company Stock. Neither Topco, Parent nor any of their respective Significant Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Shares or other securities convertible into, exchangeable for or exercisable for Company Shares or any securities of any Significant Subsidiary of the Company, and none of Topco, Parent or their respective Significant Subsidiaries and Affiliates has any rights to acquire, directly or indirectly, any Company Shares except pursuant to this Agreement.

Section 6.26 Ownership and Operations of Topco and Merger Sub; Valid Issuance.

(a) Each of Topco and Merger Sub was incorporated solely for the purpose of effecting the transactions pursuant to this Agreement and prior to the Parent Merger Effective Time has not engaged in any business activities or conducted any operations other than in connection with such transactions. Each of Topco and Merger Sub does not have, and at all times prior to the Parent Merger Effective Time, except as expressly contemplated by this Agreement, will not have, any assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(b) The Topco Shares to be issued as Parent Merger Consideration, Offer Consideration and Compulsory Purchase Consideration, if any, pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Parent Shareholder or Company Shareholder) will be free of restrictions on transfer.

Section 6.27 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Significant Subsidiary of Parent has good and marketable title to the drilling units listed in Parent’s most recent fleet status report, a true and complete copy of which has been provided to the Company (the “Parent Fleet Report”), in each case free and clear of all Liens except for Permitted Liens and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Parent’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the drilling units listed in the Parent Fleet Report have been maintained consistent with general practice in the offshore drilling industry and are in good operating condition and repair, subject to ordinary wear and tear.

Section 6.28 No Additional Warranties. Except for the warranties contained in this Article VI, none of Topco, Parent or Merger Sub nor any other Person makes any other express or implied warranty on behalf of Topco, Parent or any of their respective Affiliates. Each of Topco, Parent and Merger Sub acknowledges that neither the Company nor any other Person has made any warranty, express or implied, except as expressly set forth in Article V. Without limiting the foregoing, each of Topco, Parent and Merger Sub makes no warranty to the Company with respect to any business or financial projection or forecast relating to Parent or any of its Significant Subsidiaries, whether or not included in the data room or any management presentation. Each of Topco, Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any warranties, and acknowledges and agrees that the Company has specifically disclaimed any express or implied warranty made by any Person other than those set forth in Article V.

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.1 Conduct of Business by the Company.

(a) From and after the date of this Agreement and prior to the earlier of Acceptance Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Termination Date”), and except (i) as may be required by applicable Law (including any Public Health Measures) or as otherwise taken in good faith by the Company or any of its Subsidiaries in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, the Company provides Parent with advance notice of such anticipated action, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 7.1(b) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to use reasonable endeavours to conduct its business in the ordinary course of business consistent with practice in the twelve (12) months preceding the date of this Agreement in all material respects.

(b) Without limiting the generality of the foregoing Section 7.1(a), the Company agrees with Topco, Parent and Merger Sub that between the date of this Agreement and prior to the earlier of the Acceptance Time and the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures) or as otherwise taken in good faith by the Company or any of its Subsidiaries in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, the Company provides Parent with advance notice of such anticipated action, (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement, (D) in the ordinary course of business consistent with past practice in all material respects or (E) as set forth in this Section 7.1(b) of the Company Disclosure Letter the Company shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction or in connection with any Company Equity Awards;

(iii) (A) except as required by a Company Benefit Plan in effect on the date of this Agreement, (1) make material amendments to the base salary, bonus, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of the Company or its Subsidiaries, other than amendments made in the ordinary course of business consistent with past practice which would not increase the aggregate remuneration of such category by more than 15 percent (15%), or (2) increase the benefits provided to the Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into or announce any change of control, severance or retention agreement with any employee or individual independent contractor of the Company or any of its Subsidiaries except with respect to severance agreements entered into in the ordinary course of business consistent with past practice and retention agreements in line with, and not to exceed the amounts set forth in, the disclosed retention plan and budget established prior to the date of this Agreement as set forth in Section 7.1(a) of the Company

Disclosure Letter; (C) except as required by applicable Law or the relevant agreement (if any), enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as would materially increase the costs associated with such Company Benefit Plans, enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Company Benefit Plan if it were in existence as of the date of this Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to the Company’s current or former employees, individual independent contractors, executive officers or directors, except where such individual’s terms of employment are terminated after the date of this Agreement and such acceleration is consistent with the Company’s past practice; or (F) grant or announce any new Company Equity Awards or other cash, equity or equity-based incentive awards;

(iv) other than as needed to fill an open position with annual compensation consistent with the annual compensation paid to the employee previously in that position, hire or otherwise enter into any employment or consulting agreement or arrangement with any officer at or above the level of vice president;

(v) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in IFRS or applicable Law;

(vi) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(vii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or involving the transfer of treasury shares upon the conversion of any Company RSU Awards or under any Company Benefit Plan, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Company Shares from a holder of Company Equity Awards in satisfaction of withholding obligations upon the settlement of such award;

(ix) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) that may default or come due as a result of the transactions contemplated by this Agreement so long as such replacement is on terms no less favorable than such existing indebtedness (provided, that the Company shall consult with Parent in connection with any such action and such action shall not be consummated without Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed)) or that is otherwise required to be repaid or repurchased pursuant to its terms prior to the Parent Merger Effective Time or Acceptance Time, (3) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 7.1(b) and (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under the Company’s revolving credit facility, under the issuance of parent credit guarantees or pursuant to agreements in effect prior to the execution of this Agreement;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of (i) any Drilling Unit or (ii) any portion of its material properties or assets having a fair market value in excess of USD 25,000,000 in the aggregate, except (1) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date of this Agreement, or (3) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(xi) (1) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to the Company other than in the ordinary course of business or (2) enter into any Contract in respect of any Drilling Unit that would constitute a Company Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Company Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 7.1(b);

(xii) except as set forth in Section 7.1 of the Company Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 7.16 applies or that involves only the payment of monetary damages not in excess of USD 5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of the Company or any of its Subsidiaries (provided, that in no event shall the Company or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 7.16 applies;

(xiii) except as set forth in Section 7.1 of the Company Disclosure Letter or in the ordinary course of business, (1) make, change or revoke any material Tax election, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to Taxes, (6) enter into any Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement, or (7) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xiv) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed USD 25,000,000 in the aggregate;

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Significant Subsidiaries (other than the Compulsory Purchase, if any or the transactions contemplated by this Agreement or in compliance with Section 7.5 and Article IX of this Agreement, or as set forth in Section 7.1 of the Company Disclosure Letter);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 7.1(b)(xvi), it being understood that this Section 7.1(b)(xvi) (including this proviso) shall not be read to narrow Section 7.1(b)(iii);

(xvii) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 7.1(b)(iii)); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.2 Conduct of Business by Topco, Parent and Merger Sub.

(a) From and after the date of this Agreement and prior to the earlier of the Acceptance Time and the Termination Date, if any, and except (i) as may be required by applicable Law (including any Public Health Measures) so long as, to the extent reasonably practicable under the circumstances, Parent provides the Company with advance notice of such anticipated action, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 7.2(b) of the Parent Disclosure Letter, each of Topco, Parent and Merger Sub shall, and shall cause each of its Subsidiaries to use reasonable endeavours to conduct their business in the ordinary course of business consistent with practice in the twelve (12) months preceding the date of this Agreement in all material respects.

(b) Without limiting the generality of the foregoing Section 7.2(a), each of Topco, Parent and Merger Sub agrees with the Company, that between the date of this Agreement and prior to the earlier of the Acceptance Time and the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures) or as otherwise taken in good faith by Parent or any of its Subsidiaries in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, Parent provides the Company with advance notice of such anticipated action, (B) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement (D) in the ordinary course of business consistent with past practice in all material respects or (E) as set forth in this Section 7.2(b) of the Parent Disclosure Letter, each of Topco, Parent and Merger Sub shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares of capital or capital stock (whether in cash, assets, shares, stock or other securities of Topco, Parent or their respective Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent to Parent or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its shares, capital stock or, issue or authorize or propose the issuance of any shares or shares of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares or shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction or in connection with any Parent Equity Awards;

(iii) except as required by a Parent Benefit Plan in effect on the date of this Agreement, (A) (1) make material amendments to the base salary, bonus, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of Parent or its Subsidiaries, other than amendments made in the ordinary course of business consistent with past practice which would not increase the aggregate remuneration of such category by more than 15 percent (15%), or (2) increase the benefits provided to Parent’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into or announce any change of control, severance or retention agreement with any employee or individual independent contractor of Parent or any of its Subsidiaries except with respect to severance agreements entered into in the ordinary course of business consistent with past practice other than with officers at or above the level of vice president and retention agreements not to exceed the amounts set forth in the Parent Disclosure Schedule; (C) except as would materially increase the costs associated with such Parent Benefit Plans, enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any Parent Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Parent Benefit Plan if it were in existence as of the date of this Agreement); (D) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Parent’s current or former employees, individual independent contractors, executive officers or directors; or (F) grant or announce any new Parent Equity Awards or other cash, equity or equity-based incentive awards;

(iv) (A) other than as needed to fill an open position with annual compensation consistent with the annual compensation paid to the employee previously in that position, hire or otherwise enter into any employment or consulting agreement or arrangement with any officer at or above the level of vice president;

(v) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(vi) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) or enter into or amend any agreement between Parent and any Parent Shareholder, including, for the avoidance of doubt, the Existing Registration Rights Agreements and the Existing Relationship Agreement;

(vii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or under any Parent Benefit Plan, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital or capital stock or other ownership interest in Parent or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital or capital stock, ownership interest or convertible or exchangeable securities;

(viii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital or capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Parent Shares from a holder of Parent Equity Awards in satisfaction of withholding obligations upon the vesting of such award;

(ix) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) (provided, that Parent shall consult with the Company in connection with any such action) (3) guarantees by Parent of indebtedness for borrowed money of Subsidiaries of Parent, which indebtedness is incurred in compliance with this Section 7.2(b) and (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under Parent’s revolving credit facility or pursuant to agreements in effect prior to the execution of this Agreement;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of (i) any Drilling Unit or (ii) any portion of its material properties or assets having a fair market value in excess of USD 25,000,000 in the aggregate, except (1) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to the Company prior to the date of this Agreement, or (3) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(xi) (1) modify, amend, terminate or waive any rights under any Parent Material Contract in any material respect in a manner which is adverse to Parent other than in the ordinary course of business or (2) enter into any Contract in respect of any Drilling Unit that would constitute a Parent Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Parent Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 7.2(b);

(xii) except as provided under any agreement entered into prior to the date of this Agreement, set forth in Section 7.2 of the Parent Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 7.16 applies or that involves only the payment of monetary damages not in excess of USD 5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Parent or any of its Subsidiaries (provided, that in no event shall Parent or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 7.16 applies;

(xiii) (1) make, change or revoke any material Tax election, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to Taxes, (6) enter into any Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement, or (7) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xiv) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed USD 25,000,000 in the aggregate;

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Topco, Parent or any of their respective Significant Subsidiaries (other than the transactions contemplated by this Agreement or in compliance with Section 7.2(b)(xiv), Section 7.6, Article IX of this Agreement);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 7.2(b)(xvi), it being understood that this Section 7.2(b)(xvi) (including this proviso) shall not be read to narrow Section 7.2(b)(iii);

(xvii) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 7.2(b)(iii); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.3 Control of Operations. Nothing contained in this Agreement shall give (a) Topco or Parent, directly or indirectly, the right to control or direct the Company’s operations or (b) the Company, directly or indirectly, the right to control or direct Topco’s or Parent’s operations, prior to the Acceptance Time. Prior to the Acceptance Time, each of Topco, Parent and the Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.4 Access.

(a) Subject to compliance with applicable Laws (including any Public Health Measures) and solely for purposes related to the consummation of the transactions contemplated by this Agreement, each party shall afford to the other party and its Representatives reasonable access during normal business hours in the relevant location(s), throughout the period prior to the earlier of the Acceptance Time and the Termination Date, to such party’s and its Subsidiaries’ officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or would constitute a violation of any applicable Laws or Antitrust Laws, including any Public Health Measures (provided, that in each case such party shall use its reasonable endeavours to allow for such access in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s properties, without the prior written consent of such other party.

(b) Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of June 11, 2021, between the Company and Parent (the “Confidentiality Agreement”).

Section 7.5 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 7.5, from and after the date of this Agreement until the Acceptance Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX), the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable endeavours to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate or solicit any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Company Alternative Proposal, or (ii) enter into or continue any discussions or negotiations with respect to the Company or its Subsidiaries to any Person in connection with a Company Alternative Proposal. In addition, except as expressly permitted under this Section 7.5, from the date of this Agreement until the Acceptance Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) effect a Company Change of Recommendation or (C) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any Company Alternative Proposal (a “Company Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 7.5, if the Company receives a written Company Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Acceptance Time, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that, subject to applicable Law, the Company shall substantially contemporaneously therewith make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Company Alternative Proposal, if and only to the extent that, prior to taking any action described in subclause (i) or (ii), the Company Board or relevant committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Alternative Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and provides Parent with written notice of such determination.

(c) The Company shall promptly (and, in any event, within 24 hours of any such event) notify Parent of the receipt of any Company Alternative Proposal or any material amendment thereto, and provide with respect to any Company Alternative Proposal or material amendment thereto, a written summary of the material terms and conditions of each such Company Alternative Proposal or such material amendment thereto.

(d) Except as set forth in this Section 7.5(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation with respect to the Offer, (B) fail to consent to the inclusion of the Company Recommendation in the Offer Document, (C) approve, adopt, endorse or recommend a Company Alternative Proposal, or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Alternative Proposal is commenced, recommend the acceptance of such tender offer or exchange offer by Company shareholders (any of the foregoing, a “Company Change of Recommendation”) or (ii) authorize, adopt or approve a Company Alternative Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Company Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may (I) effect a Company Change of Recommendation if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of any Effects (other than in connection with a Company Alternative Proposal or an Acquisition Opportunity) with respect to the Company that materially affects the business, results of, operations or financial condition of the Company that was not known to or reasonably foreseeable by the Company Board as of or prior to the execution and delivery of this Agreement (a “Company Intervening Event”), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of the Offer proposed by Topco and Parent in response to such Company Intervening Event), and (II) if the Company receives a Company Alternative Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Company Superior Proposal (taking into account any adjustments to the terms and conditions of the Offer proposed by Topco and Parent in response to such Company Alternative Proposal), effect a Company Change of Recommendation; provided, however, the Company Board may take the actions described in subclause (I) or (II) if and only if:

(e) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Company Intervening Event or the material terms of the Company Alternative Proposal received by the Company that constitutes a Company Superior Proposal;

(f) after providing such notice and prior to taking such actions, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions; and

(g) the Company Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent by 11:59 p.m. Central European Time on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined in good faith (A) with respect to the actions described in subclause (I) above, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ duties under applicable Law not to effect the Company Change of Recommendation, and (B) with respect to the actions described in subclause (II) above, after consultation with outside counsel and its financial advisor, that the Company Alternative Proposal received by the Company would continue to constitute a Company Superior Proposal, in each case, if such changes offered in writing by Topco and Parent were given effect.

(h) Nothing contained in this Section 7.5, shall be deemed to prohibit the Company, the Company Board or any committee of the Company Board from (i) making any “stop, look and listen” communication to the shareholders of the Company (or any similar communications to the shareholders of the Company) or (ii) making disclosure and/or taking such other actions that the Company Board determines in good faith after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure and/or take such action would be inconsistent with the directors’ duties under applicable Law.

Section 7.6 No Solicitation by Parent.

(a) From the date of this Agreement until the Parent Merger Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX, Parent and its Subsidiaries shall not, and Parent shall instruct and use its reasonable endeavours to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate or solicit any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Parent Alternative Proposal, or (ii) enter into or continue any discussions or negotiations with respect to Parent or its Subsidiaries to any Person in connection with a Parent Alternative Proposal. In addition, except as expressly permitted under this Section 7.6, from the date of this Agreement until the Parent Merger Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX, neither the Parent Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) effect a Parent Change of Recommendation or (C) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any Parent Alternative Proposal (a “Parent Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 7.6, if Parent receives a written Parent Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Parent Shareholder Approval is obtained, Parent and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) Parent and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Parent and its Subsidiaries to such Person if Parent receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that, subject to applicable Law, Parent shall substantially contemporaneously therewith make available to the Company any non-public information concerning Parent or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (ii) Parent and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Parent Alternative Proposal, if and only to the extent that, prior to taking any action described in subclause (i) or (ii), the Parent Board or relevant committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that such Parent Alternative Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and provides Company with written notice of such determination.

(c) Parent shall promptly (and, in any event, within 24 hours of any such event) notify Company of the receipt of any Parent Alternative Proposal or any material amendment thereto, and provide with respect to any Parent Alternative Proposal or material amendment thereto, a written summary of the material terms and conditions of each such Parent Alternative Proposal or such material amendment thereto.

(d) Except as set forth in this Section 7.6(d), neither the Parent Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Company, the Parent Recommendation with respect to the Parent Merger and the Topco Share Issuance, (B) fail to include the Parent Recommendation in the Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend a Parent Alternative Proposal, or (D) if a tender offer or exchange offer for shares of Parent that constitutes a Parent Alternative Proposal is commenced, recommend the acceptance of such tender offer or exchange offer by Parent shareholders (any of the foregoing, a “Parent Change of Recommendation”) or (ii) authorize, adopt or approve a Parent Alternative Proposal, or cause or permit Parent or any of its Subsidiaries to enter into any Parent Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Shareholder Approval is obtained, the Parent Board may (I) effect a Parent Change of Recommendation if the Parent Board determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of any Effects (other than in connection with a Parent Alternative Proposal or an Acquisition Opportunity) with respect to Parent that materially affects the business, results of, operations or financial condition of Parent that was not known to or reasonably foreseeable by the Parent Board as of or prior to the execution and delivery of this Agreement (a “Parent Intervening Event”), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of this Agreement proposed by the Company in response to such Parent Intervening Event), and (II) if Parent receives a Parent Alternative Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Parent Superior Proposal (taking into account any adjustments to the terms and conditions of this Agreement proposed by the Company in response to such Parent Alternative Proposal), effect a Parent Change of Recommendation; provided, however, the Parent Board may take the actions described in subclause (I) or (II) if and only if:

(A) Parent shall have provided prior written notice to Company of the Parent Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Parent Intervening Event or the material terms of the Parent Alternative Proposal received by Parent that constitutes a Parent Superior Proposal;

(B) after providing such notice and prior to taking such actions, Parent shall have negotiated, and shall have caused its Representatives to negotiate, with Company in good faith (to the extent Company desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such actions; and

(C) the Parent Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Company by 11:59 p.m. Eastern Time on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined in good faith (A) with respect to the actions described in subclause (I) above, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ duties under applicable Law not to effect the Parent Change of Recommendation, and (B) with respect to the actions described in subclause (II) above, after consultation with outside counsel and its financial advisor, that the Parent Alternative Proposal received by Parent would continue to constitute a Parent Superior Proposal, in each case, if such changes offered in writing by Company were given effect.

(e) Nothing contained in this Section 7.6, shall be deemed to prohibit Parent, Parent Board or any committee of Parent Board from (i) making any “stop, look and listen” communication to the Parent Shareholders (or any similar communications to the Parent Shareholders) or (ii) making disclosure that the Parent Board determines in good faith after consultation with Parent’s outside legal counsel, that the failure of the Parent Board to make such disclosure would be inconsistent with the directors’ duties under applicable Law.

Section 7.7 Disclosure Documents.

(a) Subject to receipt from the Company of all information deemed reasonably required pursuant to Section 7.7(c), Parent and/or Topco shall, as promptly as practicable after the execution of this Agreement, but in no event later than 75 calendar days (or such other period as may be agreed between the Company and Parent) following the date of this Agreement, prepare and file with the DFSA a first draft of one or more (as applicable) EU Prospectuses required to make the Offer and the Compulsory Purchase. Each of Parent and/or Topco (as applicable) shall use its best endeavours to ensure that any such EU Prospectus complies as to form and content in all material respects with the rules and regulations of the EU Prospectus Regulation. Subject to Section 7.7(d), unless the Parent Board has made a Parent Change of Recommendation in accordance with Section 7.6, any EU Prospectus shall include the Parent Recommendation. Parent and/or Topco shall use its best endeavours to have any EU Prospectus approved by the DFSA as promptly as practicable after first filing (including by responding to comments of the DFSA and make all necessary subsequent filings), subject to receipt of information from the Company pursuant to Section 7.7(c). Topco shall be re-registered as a public limited company under the laws of England and Wales prior to the Offer being made.

(b) As promptly as practicable after the execution of this Agreement, but in no event later than 60 calendar days following the date of this Agreement, Parent and the Company shall prepare and Topco shall file with the SEC the Registration Statement to register the offer and sale of Topco Shares pursuant to the Parent Merger, Offer and Compulsory Purchase, file with the NYSE the NYSE Listing Application for the listing of Topco Shares on the NYSE and file with Nasdaq the Nasdaq Listing Application for the listing of the Topco Shares and if relevant, Temporary Share Certificates, on Nasdaq. The Registration Statement will include the Proxy Statement/Prospectus. Each of the Company and Parent each use its best endeavours to cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also use its best endeavours to satisfy prior to the effective date of the Registration Statement any applicable United States, English, foreign or state securities Laws in connection with the issuance of Topco Shares pursuant to the Parent Merger, Offer and Compulsory Purchase.

(c) Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, including participation in prospectus drafting sessions, as may be reasonably requested by such other party to be included in the Proxy Statement/Prospectus, NYSE Listing Application, the Nasdaq Listing Application, the EU Prospectus, or any other registration statement to be filed by Topco or Parent with the SEC, as applicable, and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of an EU Prospectus and the resolution of any comments to either of the foregoing documents received from the DFSA or any other relevant authority. If at any time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the EU Prospectus so that either such document would conform with applicable Laws and not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and with respect to the EU Prospectus, to the extent required by applicable Law, disseminated in accordance with applicable Law.

(d) The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from (A) the DFSA or the staff of the DFSA and of any request by the DFSA or the staff of the DFSA for amendments or supplements to any EU Prospectus or for additional information and shall (I) supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the DFSA or the staff of the DFSA, on the other hand, with respect to the EU Prospectus, and (II) provide each other with a reasonable opportunity to participate in the response to those comments and requests, or (B) the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy

Statement/Prospectus or for additional information and shall (I) supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, or the Registration Statement and (II) all stop orders of the SEC relating to the Registration Statement and (III) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(e) No amendment or supplement to any EU Prospectus, the Proxy Statement/Prospectus or the Registration Statement will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that (i) Parent and/or Topco, in connection with a Parent Change of Recommendation made in compliance with the terms hereof may amend or supplement the EU Prospectus or the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (x) a Parent Change of Recommendation, (y) a statement of the reason of the board for making such a Parent Change of Recommendation, and (z) additional information reasonably related to the foregoing, and (ii) Parent and/or Topco, in connection with a Company Change of Recommendation made in compliance with the terms hereof may amend or supplement any EU Prospectus or the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (x) a Company Change of Recommendation, (y) a statement of the reason of the board for making such a Company Change of Recommendation, and (z) additional information reasonably related to the foregoing.

(f) The Company Board will without undue delay no later than immediately prior to publication of the Offer Document disclose any information which the Company Board considers to be inside information (as defined in the EU Market Abuse Regulation Article 7) which (i) the Company has disclosed to Topco or any of its Representatives, to enable Topco to comply with the Market Abuse Regulation Article 9(4) or (ii) the Company has delayed in accordance with Article 17 (4) of the Market Abuse Regulation at the time of publication of the EU Prospectus.

Section 7.8 Parent Meeting. Parent shall (i) take all action necessary in accordance with applicable Law and its governing documents (including without limitation its memorandum and articles of association) to duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders as promptly as practicable after the Registration Statement is declared effective and in any event by no later than the day before six (6) months after the date of this Agreement, for the purpose of obtaining the Parent Shareholder Approval (the “Parent Meeting”), provided that Parent shall be entitled to one (1) or more adjournments or postponements of the Parent Meeting if it determines (in consultation with the Company) it is reasonably advisable to do so to obtain a quorum or to obtain the Parent Shareholder Approval and such adjourned or postponed meeting is convened and held by no later than the day before six (6) months after the date of this Agreement, and (ii) unless there has been a Parent Change of Recommendation in accordance with Section 7.6, use all reasonable endeavours to solicit from its shareholders proxies in favor of the approval of the Parent Merger. No Parent Change of Recommendation shall obviate or otherwise affect the obligation of Parent to duly call, give notice of, convene and hold the Parent Meeting for the purpose of obtaining the Parent Shareholder Approval in accordance with this Section 7.8.

Section 7.9 Stock Exchange Listings.

(a) Topco and Parent shall cause the Topco Shares to be issued upon the consummation of the transactions contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Parent Merger Effective Time (with such listing becoming effective by no later than at the Parent Merger Effective Time).

(b) Topco and Parent shall cause the Topco Shares (or depository receipts hereof or Temporary Share Certificates) to be issued upon the consummation of the transactions contemplated by this Agreement to be approved for admission to trading and official listing on Nasdaq, subject to official notice of issuance, prior to the Acceptance Time (the “Danish Listing”), with such listing becoming effective no later than the Acceptance Time. Topco shall use its best endeavours to maintain a secondary listing on the Danish Listing to remain effective at least until the second anniversary of the Closing Date and so long as the Topco Board deems it appropriate when considering the position of Danish retail shareholders.

(c) Each of Topco, Parent and the Company shall use their best endeavours to cause the Company Shares to be removed from admission to trading and official listing on Nasdaq in connection with or following the Acceptance Time, including, if so required by Nasdaq, (i) by applying for delisting of the Company Shares from Nasdaq, (ii) convening an extraordinary general meeting in the Company following the Acceptance Time for the purpose of the shareholders of the Company resolving to remove the Company Shares from trading and official listing and/or (iii) by offering the remaining shareholders in the Company the ability to dispose of their Minority Shares in exchange for Topco Shares in the same Exchange Ratio as in the Offer for a period of at least four weeks after Nasdaq has approved the request for removal from trading.

Section 7.10 HM Revenue & Customs and DTC Cooperation.

(a) Without prejudice to the generality of Section 7.9 and Section 7.12, the parties shall each use all reasonable endeavours to cooperate in the assembly, preparation and filing of any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable: (a) confirmation from DTC that the Topco Shares are eligible for clearing through DTC and agreement from DTC to accept the Topco Shares for clearing through DTC in connection with the transactions contemplated by this Agreement and such future transactions as may be reasonably foreseeable; (b) any clearances from HM Revenue & Customs required by DTC (including in relation to any depository service) or considered necessary or desirable by the parties in connection with the admission of the Topco Shares for clearing through DTC; and (c) such confirmation or agreement from any other depositary or clearance service as may reasonably be required to enable the Topco Shares to be accepted for clearing through DTC and issuance, registration and clearing through Danish VP Securities A/S and the Topco Shares to be approved for listing on the NYSE and on the Danish Listing.

Section 7.11 Employee Matters.

(a) For a period of one (1) year following the Acceptance Time (or, if earlier, the date the employment of the relevant employee ends), Topco shall provide, or shall cause to be provided, to each employee of the Company or its Subsidiaries as of immediately prior to the Acceptance Time who, in each case, remains employed with Topco or any of its Subsidiaries through the Acceptance Time (the “Continuing Employees”) with base compensation, short term and long term incentives and employee benefits that are no less favourable to those provided to the applicable Continuing Employee immediately prior to the Acceptance Time. Notwithstanding the foregoing, neither Topco nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Acceptance Time.

(b) With respect to both the Continuing Employees and the non-Continuing Employees, Topco shall ensure that the terms of any retention plans in place prior to the date of this Agreement and any retention plans entered into in accordance with Section 7.1(b)(iii)(B) of this Agreement are complied with at all times.

(c) For purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Topco, as applicable, providing benefits to any Continuing Employees after the Acceptance Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries, as applicable, and their respective predecessors before the Acceptance Time, to the same extent as such Continuing Employee was entitled, before the Acceptance Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Acceptance Time; provided that its application would not result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonable endeavours to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a Company Benefit Plan in which such Continuing Employee participated immediately before the Acceptance Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing group medical benefits to any Continuing Employee, Parent shall use commercially reasonable endeavours to cause (A) all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the plans of the applicable Old Plan in which such employee participated immediately prior to Acceptance Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year in which the Acceptable Time occurs as if such amounts had been paid in accordance with such New Plan. For the period set forth in the first sentence of Section 7.11(a), the New Plans shall be no less favourable than the Old Plan.

(d) Immediately following the Closing, Topco shall form or cause to be formed a committee consisting of an equal number of representatives who were Nectar employees immediately prior to the Closing and representatives who were Company employees immediately prior to the Closing. The purpose of the committee shall be to assess whether changes to the employment terms are considered as material changes to the detriment of any employee(s) in question in which case the employee(s) in question will be considered a non-Continuing Employee under this Section 7.11(d). The committee’s assessment shall be determined with reference to guidelines as set forth in Section 7.11 of the Company Disclosure Letter agreed in good faith between Nectar and the Company with reference to applicable law. The committee shall be operational until one (1) year following Closing. Topco shall provide or cause to be provided to the non-Continuing Employees subject to implementation or notification of material changes to the terms and conditions of employment the option to postpone their final acceptance or rejection of the changed conditions for a period of up to one (1) year following the Closing during which the employees in question at all times can give notice to the effect that they consider themselves dismissed by their employer in accordance with the terms and conditions applicable to the non-Continuing Employees described in this Section 7.11(d); The notice period as applicable for the non-Continuing Employee will be calculated from the day when the non-Continuing Employee gives notice that they consider themselves dismissed. Until the employee provides such notice, if provided within one (1) year from the Closing the employee will for the purpose of this Merger Agreement be considered a Continuing Employee in accordance with Section 7.11(a).

(e) For the purpose of providing certainty to the employees concerned, Topco shall as soon as is reasonably practical considering the proper development and implementation of integration plans assess which employees are to continue in the new organization and which roles will be redundant. Topco shall as soon as is reasonably practical considering the proper development and implementation of integration plans provide, or shall cause to be provided, individual notice to each employee of the Company or its Subsidiaries who was employed immediately prior to the Closing and who is to be made redundant. If any employee employed as VPs and above (including Job Level 7), including for the avoidance of doubt ExM and ExLT are to be made redundant, notice must be provided no later than 60 days following Closing. For the purpose of this Agreement, employees shall be considered as made redundant (the “non-Continuing Employees”) in case of (i) a notice of termination or severance agreement provided by or caused to be provided by Topco (for reasons other than material breach being cause for termination under the governing terms of any individual service agreement or employment agreement or applicable law) or (ii) implementation or notification of material changes to the terms and conditions of employment provided by or caused by TopCo. Any non-Continuing Employees who receive notice that they are made redundant as defined in this Section 7.11(e) within eighteen (18) months following the Closing shall be provided with severance terms no less favorable than the minimum terms reflecting the Company’s past practices on severance terms as set forth in Section 7.11 of the Company Disclosure Letter. Noting, however, that these terms shall only be provided to the extent more favorable than and/or not addressed in the terms provided the terms provided by any individual agreement (including addenda to the applicable service agreement or employment agreement as part of any retention plan).

(f) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.11 shall create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof). Nothing in this Agreement shall be construed to establish, adopt, amend or modify any benefit or compensation plan, program, agreement or arrangement, or affect the rights of Parent or its Affiliates (including, after Closing, the Company) to amend, modify, or terminate any benefit or compensation plan, program, agreement or arrangement.

Section 7.12 Endeavours.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall use all reasonable endeavours to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the transactions contemplated by this Agreement, (iii) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement, and (v) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Parent Merger, provided, however, that in no event shall Topco, Parent, the Company, or any of their respective Subsidiaries be required to pay prior to the Acceptance Time any fee, penalty or other consideration (other than filing fees as contemplated in Section 7.12(b)) to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (i) file (in draft form where applicable) as promptly as practicable any required filings and/or notifications under applicable Antitrust Laws or under Foreign Direct Investment Laws, with respect to the transactions contemplated by this Agreement, including using all reasonable endeavours to submit a merger notice (meldung) to the NCA pursuant to §18 and compliant with §18a of the Competition Act (Konkurranseloven) (Norway) by no later than 14 January 2022 and to submit a merger notice that complies with section 96(2) of the Enterprise Act 2002 (UK) to the CMA by no later than 11 February 2022, and use all reasonable endeavours to cause the expiration or termination of any applicable waiting periods and to obtain all necessary approvals or clearances (including clearance from the CMA) under any Antitrust Law or under Foreign Direct Investment Laws, (ii) use all reasonable endeavours to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings (in draft form where applicable) and timely obtaining all such consents, permits, authorizations or approvals, (iii) make an appropriate response as promptly as practicable to any request for additional information or documents by a Governmental Entity pursuant to any Antitrust Law or Foreign Direct Investment Laws, and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). Without limiting the generality of the foregoing, the parties shall, to the extent necessary to allow the parties lawfully to consummate the transactions contemplated by this Agreement no later than the End Date, propose, negotiate, or offer to commit and effect (and if such offer is accepted, commit to and effect) to (i) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any operations, divisions, businesses, product lines, customers or assets of Parent, the Company or any of their respective Subsidiaries contemporaneously with or after the Closing, (ii) take or commit to take such other actions that may, after the Closing, limit Parent’s freedom of action with respect to, or its ability to retain, any operations, divisions, businesses, products lines, customers or assets, (iii) terminate, or assign or novate to a third party, any Contract or other business relationship, and (iv) enter into any Order, undertaking, commitment or agreement to effectuate any of the foregoing (each of the items described in clauses (i)-(iv), a “Regulatory Remedy Action”). Notwithstanding the foregoing or anything to the contrary in this Agreement (w) the parties shall cooperate and consult with each other in advance of proposing any Regulatory Remedy Action, (x) the parties shall not be required to take or permit any Non-Required Remedy Action; (y) the Company shall agree to take any Regulatory Remedy Action (that is not a Non-Required Remedy Action) requested in writing by Parent and shall not take a Regulatory Remedy Action without Parent’s written consent; and (z) none of the parties shall be required to take any Regulatory Remedy Action unless such actions are only effective after the Acceptance Time. In connection therewith, if any Action is instituted (or reasonably foreseeable or threatened to be instituted) challenging the transactions contemplated by this Agreement as in violation of any applicable Antitrust Law, each of the parties shall cooperate and use all reasonable endeavours to contest and resist any such Action, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Each of Parent and the Company shall be responsible for 50% of all filing fees under any Antitrust Laws, any Foreign Direct Investment Law and/or any such other laws or regulations applicable to any of Parent or the Company or any of their Affiliates. The Company and Parent shall not (and shall cause their Subsidiaries and use all reasonable endeavours to cause their Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law or any Foreign Direct Investment Law, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under any Antitrust Law or under any Foreign Direct Investment Law, without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned, or delayed.

(c) The parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 7.12, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including by promptly furnishing the other with copies of notices or other material communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or, to the Knowledge of the Company or Parent, their Affiliates, from any third party and/or any Governmental Entity with respect to such transactions, and providing regular updates on the development and implementation of potential Regulatory Remedy Actions, including interactions with relevant third parties. Without limiting the rights and obligations of the parties hereunder, promptly after the date of this Agreement, the Company and Parent shall establish a joint steering committee, comprising representatives of each of the Company and Parent, who shall be assisted by their external antitrust counsel, that will be responsible for preparing and overseeing the strategy for the regulatory filings, including developing and implementing potential Regulatory Remedy Actions, and through which the cooperation and consultation obligations in this Section 7.12 shall principally be coordinated. Any recommendation of the joint steering committee shall remain subject to approval by each of the Company and Parent. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions; provided, however, that materials may be (x) provided on an “outside counsel only” basis or (y) redacted, in each case as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information (including references concerning the valuation of the businesses of Parent, the Company and their respective Subsidiaries, or proposals from third parties with respect thereto). The parties agree to take information protected from disclosure under attorney-client privilege, work product doctrine, joint defense privilege or any other privilege under applicable Law, in a manner so as to preserve the applicable privilege. Each of the parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) Each of the parties agrees that, between the date of this Agreement and the earlier of the Acceptance Time and the termination of this Agreement in accordance with Article IX, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any Acquisition Opportunity that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 7.13 Public Announcements. The initial press release regarding this Agreement shall be the announcement in the agreed form Exhibit I (the “Transaction Announcement”) and the initial investor presentation regarding the transactions contemplated by this Agreement shall be in the agreed form Exhibit J (the “Investor Presentation”). Save for the Transaction Announcement and the Investor Presentation, neither the Company nor Parent shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated by this Agreement, in which event such party shall use its reasonable endeavours to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided that (i) Parent shall not be required to provide any such review or comment to the Company in connection with a Parent Change of Recommendation, (ii) the Company shall not be required to provide any such review or comment to Parent or its Affiliates in connection with the receipt and existence of a Company Alternative Proposal and matters related thereto or to a Company Change of Recommendation and (iii) each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.13.

Section 7.14 Indemnification and Insurance.

(a) From and after the Acceptance Time, Topco shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Acceptance Time an officer, director or employee of Parent, the Company or any of their respective Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Parent, the Company or any of their respective Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Acceptance Time, whether asserted or claimed prior to, or at or after, the Acceptance Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby or any other indemnification or advancement right of any Indemnified Party).

(b) For a period of six (6) years after the Acceptance Time, Topco shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Parent and the Company (provided that Topco may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Acceptance Time.

(c) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Parent and the Company’s charter, bylaws, or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of Parent or the Company at or prior to the date of this Agreement shall survive the Parent Merger and the Offer, as applicable, and shall be assumed by Topco or the Parent Merger Surviving Entity following the Acceptance Time without any further action. Without limiting the foregoing, the memorandum and articles of association or other governing documents of Topco and the Parent Merger Surviving Entity, from and after the Acceptance Time, shall contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the articles of association and charter and bylaws of Parent and the Company, as applicable, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Acceptance Time, Topco shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Indemnified Party under this Section 7.14 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.14) as incurred to the fullest extent permitted under applicable Law for a period of six (6) years from the Acceptance Time; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(d) If Topco, the Parent Merger Surviving Entity or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Topco or the Parent Merger Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.14. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of their respective Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.14 is not prior to, or in substation for, any claims under any such policies.

(e) The provisions of this Section 7.14 (i) shall survive the consummation of the Parent Merger and the Offer, as applicable, and continue in full force and effect and is intended to benefit, (ii) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 7.15 Section 16 Matters. Prior to the Parent Merger Effective Time, Topco and Parent shall use all reasonable endeavours to take all such steps as may be required to cause any dispositions of Parent equity securities and acquisitions of Topco equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is or will become subject to the reporting requirements of Section 16(b) of the Exchange Act with respect to Topco to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.16 Shareholder Litigation. In the event that any litigation or other Action of any shareholder related to this Agreement or the transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Acceptance Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such shareholder Action, give the other party the opportunity to participate in the defense or settlement of any such shareholder Action, and shall keep the other party reasonably informed with respect to the status thereof. No settlement of any such shareholder Action shall be agreed to without the other party’s consent (not to be unreasonably withheld, delayed or conditioned).

Section 7.17 Financing Matters.

(a) From the date of this Agreement until the Acceptance Time, Topco and Parent shall, and shall cause its Subsidiaries to, cooperate with the Company and its Subsidiaries as reasonably requested by the Company and its Subsidiaries in connection with obtaining, or consummating the transactions contemplated by, the Consent Arrangement, including by (i) furnishing financial and other pertinent information of Topco and Parent and their respective Subsidiaries, which may include (a) on or prior to the date that is sixty days after the last day of the first, second and third fiscal quarter of Parent, Parent’s unaudited consolidated balance sheet as of the last day of the applicable quarter and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal quarter, (b) on or prior to the date that is one hundred and twenty days after the last day of the fiscal year, Parent’s audited consolidated balance sheet as of the last day of Parent’s fiscal year ending December 31, 2021 and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal year and (c) information necessary to show the pro forma impact of the transactions contemplated by this Agreement on Parent, the Company and their respective Subsidiaries, as applicable, and for the purpose of the preparation of any offering document or memorandum, lender presentation, bank information memorandum or similar documents, (ii) participating in meetings, presentations and sessions with existing or prospective lenders and ratings agencies at reasonable times and upon reasonable notice and the preparation of materials for such meetings, presentations and sessions, (iii) giving of a parent company guarantee by Topco together with customary corporate and documentary conditions precedent consistent with the deliverables under the relevant Company Debt Documents (including but not limited to copies of corporate and shareholder approvals, director certificates or incumbency certificates), (iv) providing pertinent information of Topco and Parent, and their respective Subsidiaries and shareholders that is required in connection with any applicable debt financing including the satisfaction of conditions under, or the implementation or documentation of, the

Consent Arrangements by relevant regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; and (v) if applicable, obtaining customary payoff letters, lien releases, and instruments of termination or discharge; provided that the Parent shall be reimbursed for any reasonable out-of-pocket costs incurred by the Parent in connection with such cooperation by Parent. No obligation of the Company or its Subsidiaries, Topco or Parent under a certificate, document, agreement or instrument (other than, solely with respect to the Company and its Subsidiaries, any letter setting forth the terms and conditions of the Consent Arrangement) will be required to be effective until consummation of the Closing.

(b) From the date of this Agreement until the Acceptance Time, Parent shall, and shall cause its Subsidiaries to, cooperate with the Company and its Subsidiaries as reasonably requested by the Company and its Subsidiaries in connection with obtaining, or consummating the transactions contemplated by, any Bridge Arrangement, including by (i) furnishing financial and other pertinent information of Parent and its Subsidiaries, which may include (a) on or prior to the date that is sixty days after the last day of the first, second and third fiscal quarter of Parent, Parent’s unaudited consolidated balance sheet as of the last day of the applicable quarter and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal quarter, (b) on or prior to the date that is one hundred and twenty days after the last day of the fiscal year, Parent’s audited consolidated balance sheet as of the last day of Parent’s fiscal year ending December 31, 2021 and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal year and (c) information necessary to show the pro forma impact of the transactions contemplated by this Agreement on Parent, the Company and their respective Subsidiaries, as applicable, and for the purpose of the preparation of any offering document or memorandum, lender presentation, bank information memorandum or similar documents, (ii) participating in meetings, presentations and sessions with existing or prospective lenders and ratings agencies at reasonable times and upon reasonable notice and the preparation of materials for such meetings, presentations and sessions, (iii) cooperating with the creation and perfection of pledge and security instruments effective as of the Acceptance Time including the giving of a parent company guarantee by Topco together with customary corporate and documentary conditions precedent consistent with the deliverables under the relevant Company Debt Documents (including but not limited to copies of corporate and shareholder approvals, director certificates or incumbency certificates), (iv) providing pertinent information of Parent, and its Subsidiaries and shareholders that is required in connection with the applicable debt financing or Bridge Arrangement including the satisfaction of conditions under, or the implementation or documentation of, such Bridge Arrangements by relevant regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; and (v) if applicable, obtaining customary payoff letters, lien releases, and instruments of termination or discharge; provided that the Parent shall be reimbursed for any reasonable out-of-pocket costs incurred by the Parent in connection with such cooperation by Parent. No obligation of the Company or its Subsidiaries, Topco or Parent under a certificate, document, agreement or instrument (other than any letter setting forth the terms and conditions of a Bridge Arrangement) will be required to be effective until consummation of the Closing.

(c) The Company hereto agrees to (i) keep the other parties informed on a reasonably current basis in reasonable detail of any material developments concerning the status of any Consent Arrangement and a Bridge Arrangement, (ii) provide prompt notice to the other parties hereto of any actual or threatened default or breach of any agreement related to any Consent Arrangement or a Bridge Arrangement, and (iii) comply with its obligations under any agreement related to any Consent Arrangement or a Bridge Arrangement in all material respects.

(d) Each of Parent and Company shall be responsible for 50% of all costs and expenses incurred in connection with any Consent Arrangements and/or the Bridge Arrangements (if any).

Section 7.18 Governance.

(a) Topco and Parent undertake, prior to the Offer being made, to procure the passing of resolutions of Parent providing for the re-registration of Topco as a public limited company and the making of all relevant actions and make all required filings to effect such re-registration.

(b) At the Acceptance Time, the existing articles of association of Topco shall be replaced with new articles of association, which shall be adopted in substantially the form attached hereto as Exhibit G (the “Topco Amended Articles”), and the Topco Amended Articles shall be articles of association of Topco until duly amended or replaced in accordance with the terms thereof and applicable Law.

(c) Prior to the Acceptance Time, Parent and Topco shall take all actions as may be necessary to cause (i) the number of directors constituting the Topco Board as of the Acceptance Time to be seven, and (ii) the Topco Board as of the Acceptance Time to be composed of (x) three directors designated by Parent prior to the Acceptance Time (all of whom shall meet the independence standards of the NYSE with respect to Topco) (the “Parent Nominees”) (which shall include any directors nominated for appointment by the Existing Investor pursuant to subsection (c)(i) below), (y) three directors designated by the Company prior to the Acceptance Time (at least two of whom shall meet the independence standards of the NYSE with respect to Topco) (the “Company Nominees”) (which shall include any directors nominated for appointment by APMH Invest pursuant to subsection (c)(ii) below)), and (z) the President and Chief Executive Officer of Topco immediately prior to the Acceptance Time.

(d) Topco, the Company and Parent agree that following the Acceptance Time:

(i) for so long as the Existing Investor holds, in aggregate: (1) no fewer than 20 percent (20%) of the Outstanding Ordinary Shares (as defined in the Relationship Agreement), the Existing Investor shall be entitled to nominate, and the Topco Board shall duly appoint and remove, two Parent Nominees; or (2) fewer than 20 percent (20%) but no fewer than fifteen percent (15%) of the Outstanding Ordinary Shares, the Existing Investor shall be entitled to nominate, and the Topco Board shall duly appoint and remove, one Parent Nominee, provided that at all times all of the Parent Nominees shall meet the independence standards of the NYSE with respect to Topco; and

(ii) for so long as APMH Invest holds, in aggregate: (1) no fewer than 20 percent (20%) of the Outstanding Ordinary Shares, APMH Invest shall be entitled to nominate, and the Topco Board shall duly appoint and remove, two Company Nominees; or (2) fewer than 20 percent (20%) but no fewer than fifteen percent (15%) of the Outstanding Ordinary Shares, APMH Invest shall be entitled to nominate, and the Topco Board shall duly appoint and remove, one Company Nominee, provided (x) that no Company Nominee may be an employee of Topco or its Subsidiaries and (y) if the Company has more than one Company Nominee, at least one Company Nominee shall, save as otherwise agreed, meet the independence standards of the NYSE with respect to Topco.

(e) At the Acceptance Time, Parent and the Company agree that, save as described in this Section 7.18 and as set out in the Relationship Agreement (once executed), there will be no continuing agreements, arrangements or understandings in place between Topco, Parent and/or the Company and any of their respective shareholders regarding the governance of Topco (including the composition of the Topco Board) and any and all such agreements, arrangements and understanding will have been terminated or will terminate at such time.

(f) At and after the Acceptance Time, the headquarters of Topco shall be located in Houston, Texas, unless or until the Topco Board determines otherwise.

Section 7.19 Company Business Operations

(a) North Sea Operations. Topco undertakes that for a period not less than five (5) years from the Closing Date, it shall (i) use reasonable endeavours to ensure the continued operation of the Company’s existing business and operating model in the North Sea region, (ii) allocate reasonable financial and strategic resources of Topco and its Subsidiaries to support the continued operation of such existing business and (iii) use reasonable endeavours to ensure that such business will be headquartered in Stavanger, Norway and, following the Closing Date, initially managed by an individual appointed by the Company. Notwithstanding the foregoing, (A) the North Sea operations may be integrated into the combined company in a manner consistent with the remainder of Topco’s business, taking into account matters particular to North Sea operations, (B) in the event there is a material decline in the demand for offshore drilling rigs in the North Sea that is not reasonably expected to improve in the near term, Topco may make such adjustments or changes with respect to its North Sea operations as it reasonably determines is in the best interests of Topco and its Subsidiaries, and (C) in any event Topco shall not be obligated to take any actions required under this Section 7.19(a) to the extent that the Topco Board, in its sole discretion, determines that taking such actions would have an adverse effect on the business, operations or financial condition of Topco and its Subsidiaries.

(b) Rig Recycling Standards. Topco undertakes that with effect from Closing it shall adopt a rig recycling policy consistent with the standards set forth in the “Responsible Rig Recycling Policy” approved by the Company Board on 11 February 2021; provided that, for the sake of clarity, nothing shall prevent Topco from making such reasonable changes to such adopted policy as it determines to be in the best interests of Topco and its Subsidiaries.

(c) Branding. Topco undertakes to comply at all times with the terms of the Branding Agreement. Without prejudice to the terms of the Branding Agreement, Topco undertakes to within three (3) months of the Closing Date or such other later date as APMH may agree under the terms of the Branding Agreement: (i) amend the company name of Mercer and each of its Subsidiaries (as applicable) to a name that does not include any IP licensed under the Branding Agreement (the “Licensed Branding”), or any name which is substantially or confusingly similar to any trademark included in the Licensed Branding (the “Licensed Trademarks”); (ii) rename all vessels and rigs to the extent necessary to omit any Licensed Branding and any word or any name which is substantially or confusingly similar to any Licensed Trademark; and (iii) remove any display of the Licensed Trademarks from all sites, buildings, plants and equipment, rigs, websites, products, and uniforms owned, operated or in any other way used or controlled by Topco or any of its Subsidiaries; and (iv) transfer all Licensed Trademarks, to the extent required by the Branding Agreement. Topco acknowledges that all drilling units are to be repainted as and when required by the Branding Agreement.

Section 7.20 Additional Agreements. In case at any time after the Acceptance Time any further action is reasonably necessary to carry out the purposes of this Agreement or to vest the Parent Merger Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of the Parent, the proper officers and directors of each party to this Agreement shall take all such necessary action. Parent shall take all action necessary to cause Parent, Topco and Merger Sub to perform their respective obligations under this Agreement.

Section 7.21 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp duty, stamp duty reserve tax, registration or other similar Taxes incurred in connection with the transactions contemplated by this Agreement and the admission of the Topco Shares for clearing through DTC (“Transfer Taxes”) shall be borne by Topco. Topco shall, at its own expense, file all necessary Tax Returns with respect to all such Transfer Taxes for which it is liable under this Section 7.21(a), and shall timely pay (or cause to be timely paid) to the applicable Governmental Entity such Transfer Taxes. The parties agree to reasonably cooperate to (i) sign and deliver such certificates, filings or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes, and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes. For the avoidance of doubt, Transfer Taxes referred to in this Section 7.21(a) shall exclude Taxes imposed on income, profit or gain.

(b) Intended U.S. Tax Treatment. The parties acknowledge and agree that the Parent Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal (and applicable state and local) income tax purposes, and each party shall, and shall use all reasonable endeavours to cause its respective Affiliates to, use all reasonable endeavours to cause the Parent Merger to so qualify and file all Tax Returns consistent with, and take no position inconsistent with, such treatment, except as otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) Tax Opinions. To the extent any opinion relating to Tax matters with respect to Parent (or its pre-Closing shareholders) or the Company (or its pre-Closing shareholders) is reasonably required in connection with any EU Prospectus, the Proxy Statement/Prospectus or the Registration Statement, the parties hereby acknowledge and agree that legal counsel to Parent or the Company, as applicable, shall be instructed by the relevant party to deliver any such opinion (and, for the avoidance of doubt, (x) legal counsel to the Parent shall not be obligated to deliver any such opinion with respect to the Company or its pre-Closing shareholders, and (y) legal counsel to the Company shall not be obligated to deliver any such opinion with respect to Parent or its pre-Closing shareholders). In furtherance of the foregoing, each party shall, and shall use all reasonable endeavours to cause its respective Affiliates, to (i) cooperate in order to facilitate the issuance of any such opinion and (ii) deliver to Kirkland & Ellis LLP (or other applicable legal counsel to Parent) and the Company’s legal advisors, in each case, to the extent requested by such counsel, duly executed certificates dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(d) Topco Residence and classification of Merger Sub. The parties intend that the central management and control and effective management of Topco for tax purposes will be located solely in the United Kingdom, such that it shall remain solely a tax resident of the United Kingdom. Each of the parties acknowledges that it is their current intention that the Merger Sub be structured such that it ought to be treated as a taxable person for the purposes of UK taxation of income or gains and as having ordinary share capital (provided that the parties shall be free to structure the Merger Sub differently for UK tax purposes if they so agree).

(e) Joint Taxation Arrangements. The parties acknowledge and agree that in connection with and as a consequence of the consummation of the Parent Merger, the Company will cease to be part of a joint taxation group with APMH and accordingly the parties shall agree and implement joint taxation arrangements substantially in the form set out in Exhibit H.

(f) Tax Cooperation. Parent and the Company shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by the other party, in connection with Tax matters of Parent, the Company, or any of their respective Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request) the provision of such records and information with respect such Tax matters (including copies of Tax Returns and audit reports) which are reasonably requested by the other party, and also include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

ARTICLE VIII

COMPANY’S CLOSING CONDITIONS

Section 8.1 Conditions for Topco to Effect the Closing. The Company may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Company Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at any expiration of the Offer, any of the following conditions have not been fulfilled or waived (as applicable) in writing by the Company:

(a) The conditions set forth in clauses A-H and clause J of Exhibit D.

(b) (i) The warranties of Parent set forth in this Agreement (other than the warranties set forth in Section 6.2, Section 6.3, Section 6.10(b) and Section 6.21 of the Agreement) shall be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such warranties shall be disregarded); and (ii) the warranties of Parent set forth in Section 6.2, Section 6.3, Section 6.10(b) and Section 6.21 of the Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date).

(c) Involuntary insolvency proceedings shall have been opened in respect of the assets of Topco, Parent and/or Nectar Merger Sub.

(d) Parent shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to Closing.

ARTICLE IX

TERMINATION

Section 9.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Acceptance Time, whether before or after the Parent Shareholder Approval has been obtained:

(a) by the mutual written consent of the Company and Parent (provided that the Company and Parent agree to meet not less than 7 days prior to the End Date (and, if the End Date is automatically extended pursuant to Section 9.1(b)(i), to meet again not less than 7 days prior to each revised End Date) to discuss the prospects of satisfying the conditions to the Offer, and to consider in good faith whether this right should be exercised);

(b) by either the Company or Parent:

(i) if (A) the Acceptance Time shall not have occurred on or before August 10, 2022 (the “End Date”); provided, however, that if on such date all of the conditions to the Offer, other than the conditions set forth in clause (G) of Exhibit D shall have been satisfied or shall be capable of being satisfied at such time, the End Date shall automatically be extended to November 10, 2022, which date shall thereafter be deemed to be the End Date; further provided, however, if on such date as extended by the immediately preceding proviso, all of the conditions to the Offer, other than the conditions set forth in clause (G) of Exhibit D shall have been satisfied or shall be capable of being satisfied at such time, the End Date shall automatically be extended to February 10, 2023 which date shall thereafter be deemed to be the End Date; and (B) the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the transactions contemplated by this Agreement on or before such date;

(ii) if any court of competent jurisdiction shall have issued or entered an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used such endeavours as required by Section 7.12 to prevent, oppose and remove such injunction;

(iii) if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Topco and Parent to extend the Offer pursuant to Section 3.1(f)(ii)) without Topco having accepted for payment any Company Shares pursuant to the Offer; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Offer;

(iv) if the Parent Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Shareholder Approval shall not have been obtained; or

(v) if a final merger control decision is issued by either the CMA or NCA that either prohibits one or more of the transactions contemplated by this Agreement, or prevents the consummation of the transactions contemplated by this Agreement without the carrying out of a Non-Required Remedy Action;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in clause 8.1(b) or clause 8.1(d) hereof or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (1) within fifteen (15) days following the Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date the Company delivers the notice described in the foregoing subclause (i) and the day prior to the End Date; provided that the Company is not then in material breach of any warranty, agreement or covenant contained in this Agreement;

(ii) at any time prior to receipt of the Parent Approvals and Parent Shareholder Approval if the Parent Board has given effect to a Parent Change of Recommendation; or

(iii) if each of the following applies:

(A) any of the following applies, in each case in relation to the transactions (or parts thereof) contemplated by this agreement:

(w) all of the following apply (I) the date is not earlier than 1 May 2022, (II) the UK Competition and Markets Authority has decided to make a reference pursuant to section 33(1) of the Enterprise Act 2002 (UK), and (III) not more than 30 days has passed from the later of the date in (I) and the Company becoming aware of the decision in (II), or

(x) all of the following apply (I) the date is not earlier than 1 July 2022, (II) the NCA has decided to issue a reasoned statement of objections (begrunnet forslag til forbudsvedtak) pursuant to §20(4) of the Competition Act (Konkurranseloven) (Norway), (III) there remains a legal impediment pursuant to the Competition Act (Konkurranseloven) (Norway), or pursuant to any other power related to merger control exercisable by the NCA, to the consummation of the transactions contemplated by this Agreement, and (IV) not more than 30 days has passed from the later of the date in (I) and the Company becoming aware of the decision in (II), or

(y) all of the following apply (I) the date is not earlier than 1 May 2022, (II) the European Commission has decided to initiate proceedings under Article 6(1)(c) of Council Regulation No. 139/2004, and (III) not more than 30 days has passed from the later of the date in (I) and the Company becoming aware of the decision in (II); and

(B) the Company has given Parent not less than 7 days’ notice of its intention to exercise its right under this Section 9.1(c)(iii), and has, if requested by Parent, met with and considered representations from Parent as to whether it should exercise its right (but the foregoing shall not limit or qualify the Company’s discretion to exercise its right under this Section 9.1(c)(iii), having taken such prior steps); and

(d) by Parent:

(i) if the Company shall have breached or failed to perform in any material respect any of its warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in sub-clause (I)(a) or clause (I)(b) of Exhibit D or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (A) within fifteen (15) days following Parent’s delivery of written notice to the Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (B) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (i) and the day prior to the End Date; provided that Parent is not then in material breach of any warranty, agreement or covenant contained in this Agreement; or

(ii) at any time prior to the Acceptance Time if the Company Board has given effect to the Company Change of Recommendation.

Section 9.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the parties or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (a) no such termination shall relieve any party of its obligation to pay the Parent Termination Fee or Company Termination Fee, as applicable, if, as and when required pursuant to Section 9.3; (b) no such termination shall relieve any party for liability for such party’s Willful and Material Breach of this Agreement or for Fraud; and (c) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 7.4(b), this Section 9.2, Section 9.3 and Article X, will survive the termination of this Agreement.

Section 9.3 Termination Fees.

(a) (i) In the event that (1) this Agreement shall have been terminated pursuant to Section 9.1(b)(i), Section 9.1(b)(iv), or Section 9.1(c)(i) due to a breach by Parent of Section 7.6, Section 7.8 or Section 7.12, (2) Parent or any other Person shall have publicly disclosed or announced a Parent Alternative Proposal made on or after the date of this Agreement but prior to the Parent Meeting, and such Parent Alternative Proposal has not been withdrawn at least five (5) days prior to the date of the Parent Meeting (or prior to the termination of this Agreement if there has been no Parent Meeting) and (3) within nine (9) months of such termination, such Parent Alternative Proposal is consummated; provided that, for purposes of this subclause (3), the references to “20%” in the definition of “Parent Alternative Proposal” shall be deemed to be references to “more than 80%”; (or) (ii) the Company shall have terminated this Agreement pursuant to Section 9.1(c)(ii); then, Parent shall, (A) in the case of clause (i) above, upon the consummation of a Parent Alternative Proposal, and (B) in the case of clause (ii) above, within two (2) Business Days of such termination, pay the Company (or one or more of its designees) the Parent Termination Fee by wire transfer of immediately available funds to one or more accounts designated by the Company; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Following receipt by the Company (or one or more of its designees) of the Parent Termination Fee in accordance with this Section 9.3(a), Parent shall have no further liability with respect to this Agreement or the transactions contemplated herein to the Company or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud.

(b) (i) In the event that (1) this Agreement shall have been terminated pursuant to Section 9.1(b)(i), Section 9.1(b)(iii), or Section 9.1(d)(i) due to a breach by the Company of Section 7.5 or Section 7.12 (2) the Company or any other Person shall have publicly disclosed or announced a Company Alternative Proposal made on or after the date of this Agreement but prior to the date of termination, and such Company Alternative Proposal has not been withdrawn at least five (5) days prior to the earlier of the Expiration Date or prior to the termination of this Agreement and (3) within nine (9) months of such termination, such Company Alternative Proposal is consummated; provided that, for purposes of this subclause (3), the references to “20%” in the definition of “Company Alternative Proposal” shall be deemed to be references to “more than 80%”; or (ii) the Parent shall have terminated this Agreement pursuant to Section 9.1(d)(ii); then, the Company shall, (A) in the case of clause (i) above, upon the consummation of a Company Alternative Proposal, and (B) in the case of clause (ii) above, within two (2) Business Days of such termination, pay Parent (or one or more of its designees) the Company Termination Fee by wire transfer of immediately available funds to one or more accounts designated by Parent; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Following receipt by Parent (or one or more of its designees) of the Company Termination Fee in accordance with this Section 9.3(b), the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Parent or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud.

(c) In the event that this Agreement shall have been terminated pursuant to Section 9.1(b)(v) on or after 1 August 2022, Parent shall, within ten (10) Business Days of such termination, pay the Company (or one or more of its designees) an amount equal to USD 50,000,000 by wire transfer of immediately available funds to one or more accounts designated by the Company. Following receipt by the Company (or one or more of its designees) of such amount in accordance with this Section 9.3(c), Parent shall have no further liability with respect to this Agreement or the transactions contemplated herein to the Company or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud.

(d) If either party fails to timely pay an amount due pursuant to this Section 9.3, the defaulting party shall pay the non-defaulting party interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus 3% per annum through the date such payment is actually received.

(e) The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

(f) The parties intend and shall use all reasonable endeavours to secure that the Parent Termination Fee and the Company Termination Fee (together, the “Termination Fees”), if paid, being compensatory in nature, shall not be treated for VAT purposes as consideration for a taxable supply. If, however, a Termination Fee is treated by any Governmental Entity, in whole or in part, as consideration for a taxable supply and a Governmental Entity determines that VAT is due: (i) in the case where VAT is due from the payee of the relevant Termination Fee (or the representative member of the group of which the payee is a party), the Termination Fee shall be inclusive of any such VAT; and (ii) in the case where VAT is due from the payor of the relevant Termination Fee (or the representative member of the group of which the payor is a party) under the reverse charge mechanism or under any similar mechanism outside the European Union or the United Kingdom, the amount of the relevant Termination Fee shall be reduced to such amount so that the aggregate of the relevant Termination Fee and such reverse charge VAT equals the amount of the relevant fee had no such reverse charge VAT arisen.

ARTICLE X

MISCELLANEOUS

Section 10.1 No Survival of Warranties. None of the warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time. Except in the case of Fraud, neither the Company, on the one hand, nor Topco, Parent or Merger Sub, on the other hand, shall have any liability whatsoever in respect of any claim for breach of the Company Warranties or Parent Warranties (as applicable), and each party acknowledges that the Company Warranties and Parent Warranties are given for information purposes only and that no party shall have a claim for breach of any of the Company Warranties or Parent Warranties. This Section 10.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Acceptance Time, which shall survive to the extent expressly provided for herein or therein.

Section 10.2 Expenses. Except as set forth in Section 9.3, whether or not the Offer or the Compulsory Purchase, if any, is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that (a) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus (including applicable SEC filing fees) an EU Prospectus (including any prospectus insurance premium), the Nasdaq Listing Application or the NYSE Listing Application shall be borne by Parent and (b) all fees paid in respect of any regulatory filing shall be borne 50% by Parent and 50% by the Company.

Section 10.3 Taxation of Indemnification Payments.

(a) If a payor of an amount in respect of any indemnity, warranty, compensation or reimbursement provision under this Agreement is required by Law to make a deduction or withholding from such payment, the payor shall provide such evidence of the relevant withholding as the payee may reasonably require and shall (save in respect of interest) pay such additional sum as will, after the deduction or withholding has been made, leave the payee with the same amount as it would have received had no deduction or withholding been made.

(b) If any sum paid in respect of any indemnity, warranty, compensation or reimbursement provision under this Agreement (but excluding any payment under Section 9.3) is subject to Tax in the hands of the payee (including where any relief covers such Tax), the payor shall pay such additional amount as shall ensure that the aggregate amount paid less the Tax payable in respect of such amount (or which would be payable but for such relief) shall be the amount that it would have paid if the payment had not been subject to Tax.

Section 10.4 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 10.5 Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with English law, except that the provisions hereof which expressly relate to Danish law matters (including the approval and effectiveness of the Offer and the Compulsory Purchase) shall be construed, performed, governed and enforced in accordance with the Danish law.

(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Courts of England and Wales. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 10.5, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 10.7.

Section 10.6 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.6, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.7 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

To the Company:

The Drilling Company of 1972 A/S

Lyngby Hovegade 85

2800 Kgs. Lyngby

Denmark

Attention: Klaus Kristensen

Email: klaus.kristensen@maerskdrilling.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

Attention: Will Pearce; Connie Milonakis

Telephone: (+44) 20 7418 1000

Email: will.pearce@davispolk.com; connie.milonakis@davispolk.com

To Topco, Parent or Merger Sub:

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, TX 77478

United States of America

Attention: William Turcotte

Email: wturcotte@noblecorp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

United States of America

Attention: Sean T. Wheeler, P.C.; Debbie P. Yee, P.C.; Cephas Sekhar

Telephone: (713) 836-3600

Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com; cephas.sekhar@kirkland.com or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 10.8 Process Agent.

From the date of this Agreement, Parent and the Company shall at all times each maintain an agent for service of process and any other documents and proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be notified from time to time in writing by Parent or the Company to the other parties, and any writ, judgment or other notice of legal proceedings shall be sufficiently served on Parent or the Company, as applicable, if delivered to such party’s agent at such address. This Section 10.8 does not affect any other method of service permitted by applicable Law.

Section 10.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 10.9 shall be null and void.

Section 10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding anything to the contrary, under no circumstances shall the rights of holders of Company Shares as third-party beneficiaries pursuant to Section 10.11(b) be enforceable by such shareholders or any other Person acting for or on their behalf other than the Company and its successors in interest.

Section 10.11 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the exhibits, annexes and schedules to this Agreement), the Company Undertakings, the Parent Voting Agreements and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Nothing in this agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this agreement other than (i) as specifically provided in Section 7.13 (which shall be for the benefit of the Indemnified Parties from and after the Acceptance Time); (ii) the rights of holders of Company Shares to pursue claims for damages and other relief, including equitable relief; (iii) the provisions of Article II with respect to holders of Parent Shares (which, from and after the Parent Merger Effective Time, shall be for the benefit of such holders as of the Parent Merger Effective Time) and (iv) the provisions of Article III with respect to holders of Company Shares (which, from and after the Acceptance Time, shall be for the benefit of holders of the Company Shares as of the Acceptance Time); provided, however, that the rights granted pursuant to subclause (ii) shall only be enforceable on behalf of such shareholders by the Company in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such Company Shares and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (1) distributed, in whole or in part, by the Company to the holders of Company Shares of record as of any date determined by the Company or (2) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit.

(c) The parties acknowledge and agree that in the event that any of the provisions of this Agreement are breached or are not performed in accordance with their terms, irreparable damage may occur; that the parties and the third-party beneficiaries of this Agreement may not have an adequate remedy at law; that the parties (on behalf of themselves and the third-party beneficiaries of this Agreement) shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce the terms of this Agreement; and that the parties to this Agreement shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.

(d) If any provision or provisions of this Agreement shall be held to be invalid, illegal, or unenforceable for any reason (i) the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected or impaired thereby; (ii) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable Law and to give the maximum effect to the intent of the parties hereto; and (iii) to the fullest extent possible, the provisions of this Agreement shall be construed to give the maximum effect to the intent of the parties hereto; provided, however, that under no circumstances shall the rights of holders of Company Shares as third-party beneficiaries pursuant to Section 10.11(b) be enforceable by such shareholders or any other person acting for or on their behalf other than the Company and its successors in interest.

Section 10.12 Amendments; Waivers. At any time prior to the Acceptance Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Parent Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of any applicable stock exchange require further approval of the shareholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of Parent. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NOBLE FINCO LIMITED

By:	/s/ Matthew John Brodie
Name:	Matthew John Brodie
Title:	Secretary

NOBLE CORPORATION

By:	/s/ Robert W. Eifler
Name:	Robert W. Eifler
Title:	President and Chief Executive Officer

NOBLE NEWCO SUB LIMITED

By:	/s/ Richard B. Barker
Name:	Richard B. Barker
Title:	Director

[Signature Page to Business Combination Agreement]

THE DRILLING COMPANY OF 1972 A/S

By:	/s/ Jørn P. Madsen
Name:	Jørn P. Madsen
Title:	Chief Executive Officer

By:	/s/ Claus V. Hemmingsen
Name:	Claus V. Hemmingsen
Title:	Chairman

[Signature Page to Business Combination Agreement]